Offering Memorandum, dated November 9, 2017

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)



INDECO, LLC

Regulation Crowdfunding Offering

Purchase Rights for Tokens pursuant to
Simple Agreement for Future Tokens

In an aggregate amount of up to $744,000
Minimum purchase per investor $150.00

This offering memorandum has been prepared by Indeco, LLC for use by investors in a Regulation Crowdfunding offering to whom Indeco, LLC is offering the opportunity to purchase the right to receive in the future pursuant to a Simple Agreement for Future Tokens (the "SAFT") indecoin tokens ("indecoin," "INDE" or the "Tokens") to be developed, produced and offered by Indeco, LLC.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. See the "Risk Factors" section herein.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.


REGULATION CROWDFUNDING OFFERING
OF
INDECO, LLC

Purchase Rights for Tokens pursuant to
Simple Agreement for Future Tokens

Maximum offering amount: $744,000
Minimum purchase per investor $150.00


Indeco, LLC, a Delaware limited liability company ("Indeco", "we", "us" or the "Company"), is offering for sale (this "Offering") Simple Agreements for Future Tokens (each, a "SAFT" and, collectively, the "SAFTs" or the "Securities") representing up to $744,000 in subscriptions to this Offering. Each SAFT provides its holder with the right to receive indecoins, our proposed digital token, at a 40% discount to the lowest price for tokens sold in our anticipated initial coin offering (the "Initial Coin Offering") for indecoins in an aggregate amount equal to the purchase amount of the SAFT. The minimum purchase per investor is $150.00.

This Offering commenced on the date the Form C (including the cover page and all exhibits attached thereto, the "Form C") was filed with the U.S. Securities and Exchange Commission (the "SEC") and will terminate on January 12, 2018, unless earlier terminated or extended by the Company in its sole discretion (as it may be extended, the "Offering Deadline").

This Offering is subject to the terms and conditions contained in the Form C. Each investor will be required to execute a SAFT (as amended, restated and/or otherwise modified from time to time) to effect its future investment in the Tokens. This memorandum contains a summary of the SAFT and the Tokens, and a copy of the form of SAFT is attached hereto as Annex 1. Each prospective investor should review this memorandum and the SAFT for complete information concerning the rights, privileges and obligations of the SAFT investors. The Company reserves the right to modify the terms of the Offering, the SAFTs and the Tokens described in this memorandum, and the SAFTs are offered subject to the Company's ability to reject any commitment in whole or in part. For additional subscription information, see "SUBSCRIPTION PROCEDURES."

This Offering is contingent upon the sale of a minimum of $10,000 in purchase amount of the SAFTs (the "Minimum Offering Amount") and shall be limited to a maximum of $744,000 in purchase amount of the SAFTs (the "Maximum Offering Amount"). The SAFTs are being offered on the online transactional platform StartEngine.com (the "Intermediary Platform"), operated by Start Engine Capital LLC (the "Intermediary").

The SAFTs will be offered on a "best efforts" basis. If the Company does not raise the Minimum Offering Amount in this Offering by the Offering Deadline, no SAFTs will be sold in this Offering, subscriptions will be canceled and committed funds will be returned to prospective investors. Oversubscriptions will be allocated in the Company's sole discretion. If the Company raises more than the Maximum Offering Amount in this Offering under Regulation Crowdfunding, it may conduct an offering under Regulation D promulgated under the Securities Act for investors who are accredited investors or an offering otherwise exempt from the registration requirements of the Securities Act.

Generally, the aggregate purchase price of the SAFTs you buy in this offering may not exceed 5% or 10% of your annual income or net worth. We encourage you to review Rule 227 of Regulation Crowdfunding before you make any representation that your intended investment does not exceed


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applicable thresholds. For general information on investing, we encourage you to refer to www.investor.gov. For additional investment threshold information, see "INVESTMENT LIMITS."

The SAFTs described in this memorandum are subject to restrictions on transfer and resale. There is currently no trading market for our SAFTs or the underlying Tokens and a trading market for our SAFTs or Tokens may never ever exist. See "TERMS OF THE SECURITIES—TRANSFERABILITY OF SECURITIES."

The Company is wholly-owned by Applied Philosophy Lab, P.B.C., a Delaware public benefit corporation (the "Parent Company"), that intends to develop smart contracts or digital tokens on a distributed blockchain ledger (the "Blockchain") to finance, track and compensate for the shared ownership of assets such as solar energy systems, energy storage, smart dwelling sensors and controls, appliances, carpeting, real estate, water, soft commodities, vehicles, smart city infrastructure and other goods and services, as well as compensate the suppliers of the assets and collect revenue from those who purchase or subscribe to the goods and services provided from the asset. The Parent Company will be the manager of the Company and will be responsible for, among other things, acquiring customers, developing distributions channels, contracting with suppliers developing the Blockchain and, generally, the management, administration and operation of the Company. Holders of Tokens will be entitled to receive a portion of the revenue stream generated from the assets in which we invest. We intend to use distributed ledger technology to track the ownership and distribution of these revenues. See "BUSINESS STRATEGY."

The Company intends to use the net proceeds of this Offering (1) to fund management fee payments to the Parent Company; (2) for the repayment of fees and expenses incurred by the Parent Company and the Company in connection with their formation and this Offering; and/or (3) for certain anticipated fees and expenses related to our proposed Initial Coin Offering that is expected to be exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), or qualified pursuant to Regulation A+ promulgated under the Securities Act. See "USE OF PROCEEDS."

The price to the public and expected platform fees and proceeds (before expenses) to the Company are disclosed below:

	Price to Public	Platform Fees[1]	Proceeds to the Company[2]
Minimum per SAFT	$150	$12	$138
Minimum Offering Amount	$10,000	$800	$9,200
Maximum Offering Amount	$744,000	$59,520	$684,480

(1) The compensation for services provided by StartEngine Capital is 6%, 8%, 10% or 12% of the total funds raised from US investors for ACH and wire payments, from US investors for credit card payments, from international investors for ACH and wire payments or from international investors for credit card payments, respectively. We believe 8% represents a good faith estimate of the total amount of compensation to be paid to StartEngine Capital, but the total amount may be higher or lower than 8%.

(2) Not including expenses of the Offering, including professional fees, costs of securities compliance, escrow fees and expenses and the fees and expenses of posting offering information on StartEngine. See "USE OF PROCEEDS."

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES

COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION NOT CONTAINED IN THIS FORM C. NO OFFERING LITERATURE, OTHER THAN THIS FORM C, OR ADVERTISING HAS BEEN AUTHORIZED BY THE COMPANY. ANY INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. EXCEPT AS OTHERWISE INDICATED, THIS FORM C SPEAKS AS OF THE DATE APPEARING ON THE COVER PAGE.

ANY OFFER TO PARTICIPATE IN THE OFFERING DESCRIBED HEREIN SHALL ONLY BE MADE BY THE COMPANY. THE PURPOSE OF THIS FORM C IS TO PROVIDE A PROSPECTIVE INVESTOR WITH THE INFORMATION, WHICH THE COMPANY BELIEVES IS PERTINENT IN MAKING AN INFORMED INVESTMENT DECISION AS TO PARTICIPATION IN THE OFFERING. EACH PERSON TO WHOM AN OFFER IS MADE, IS ENCOURAGED TO MAKE, AND SHOULD MAKE, FURTHER INQUIRY IN AN EFFORT TO OBTAIN ANSWERS TO ANY QUESTIONS HE OR SHE MAY HAVE. REQUESTS FOR FURTHER INFORMATION SHOULD BE MADE TO THE COMPANY AND ADDITIONAL INFORMATION SHOULD BE RELIED UPON ONLY WHEN FURNISHED IN WRITTEN FORM AND SIGNED BY AN AUTHORIZED REPRESENTATIVE OF THE COMPANY. THE COMPANY MAKES NO REPRESENTATIONS AS TO THE EFFECT OF THE PURCHASE OF THE SAFTS OR THE TOKENS UPON EITHER THE PARTICULAR INVESTMENT SITUATION OR THE PARTICULAR TAX SITUATION OF ANY PROSPECTIVE INVESTOR.

INVESTORS SHOULD NOT CONSIDER THE CONTENTS OF THIS MEMORANDUM OR ANY COMMUNICATION, WHETHER WRITTEN OR ORAL, AS LEGAL, TAX, ACCOUNTING OR OTHER EXPERT ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT HIS OR HER OWN LEGAL COUNSEL, ACCOUNTANTS, AND OTHER PROFESSIONAL ADVISERS AS TO THE LEGAL, TAX, ACCOUNTING, AND RELATED MATTERS CONCERNING THIS INVESTMENT. THIS MEMORANDUM CONTAINS SUMMARIES OF PERTINENT TERMS AS WELL AS APPLICABLE LAW AND REGULATIONS. WHILE THE COMPANY BELIEVES THAT THESE SUMMARIES FAIRLY REFLECT AND SUMMARIZE THOSE ITEMS, THESE SUMMARIES ARE NOT COMPLETE AND ARE QUALIFIED BY REFERENCE TO THE COMPLETE TEXTS OF ANY RELEVANT DOCUMENTS OR LAWS OR OTHER REGULATIONS.

THE SECURITIES OFFERED HEREBY ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK AND SHOULD NOT BE PURCHASED BY INVESTORS WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS" BELOW.

INDECO, LLC
TABLE OF CONTENTS

INDECO

INVESTMENT LIMITS

INVESTMENT LIMITS

Individual investors are limited in the amounts they are allowed to invest in all Regulation Crowdfunding offerings over the course of a 12-month period:

o   If *either* of an investor's annual income *or* net worth is <u>less than $107,000</u>, then the investor's investment limit is the greater of:
   o $2,200 or
   o   5 percent of the lesser of the investor's annual income or net worth.

o   If *both* annual income *and* net worth are <u>equal to or more than $107,000</u>, then the investor's limit is 10 percent of the lesser of their annual income or net worth.

o   During the 12-month period, the aggregate amount of securities sold to an investor through all Regulation Crowdfunding offerings <u>may not exceed $107,000</u>, regardless of the investor's annual income or net worth.

Spouses are allowed to calculate their net worth and annual income jointly. This chart illustrates a few examples of the investment limits:

Investor Annual Income	Investor Net Worth	Calculation	Investment Limit
$30,000	$105,000	Greater of $2,200 or 5% of $30,000 ($1,500)	$2,200
$150,000	$80,000	Greater of $2,200 or 5% of $80,000 ($4,000)	$4,000
$150,000	$107,000	10% of $107,000 ($10,700)	$10,700
$200,000	$900,000	10% of $200,000 ($20,000)	$20,000
$1,200,000	$2,000,000	10% of $1,200,000 ($120,000), subject to $107,000 cap	$107,000

INDECO

EXECUTIVE SUMMARY

<u>COMPANY OVERVIEW</u>

The Company is wholly-owned by Applied Philosophy Lab, P.B.C., a Delaware public benefit corporation (the "<u>Parent Company</u>"). The Parent Company intends to develop smart contracts digital tokens, or other digital representation of assets on a distributed blockchain ledger (the "<u>Blockchain</u>") to finance, track and compensate for the shared ownership of assets such as solar energy systems, energy storage, smart dwelling sensors and controls, appliances, carpeting, real estate, water, soft commodities, vehicles, smart city infrastructure and other goods and services, as well as compensate the suppliers of the assets and collect revenue from those who purchase or subscribe to the goods and services provided from the asset. The Parent Company will be the manager of the Company and will be responsible for, among other things, acquiring customers, developing distribution channels, contracting with suppliers, developing the Blockchain and, generally, the management, administration and operation of the Company. Holders of Tokens will be entitled to receive a portion of the revenue stream generated from the assets in which we invest. We intend to use distributed ledger technology to track the ownership and distribution of these revenues.

Our proposed Token is indecoin, which we expect to be a new ERC-20 compliant smart contract with an underlying asset value at our Initial Coin Offering equivalent to one watt of solar power capacity. We expect to require proceeds from future offerings, including the proposed Initial Coin Offering, to develop the software platform for managing the acquisition of suppliers, distributors and customers. Token holders will share in the subscription revenue stream from beneficiaries of the underlying assets. See "BUSINESS STRATEGY."

Our founding team has worked together on several companies and projects over the last twenty years. Our Chief Executive Officer and President is Joseph Tutela, our Master of Analytics is Mark Wirt and our Founder is David Levine. Paul Feldman serves as Board Chairman. See "MANAGEMENT."

SUMMARY OF THE OFFERING

The summary below describes the principal terms of the SAFTs and the rights to purchase Tokens contained therein. Certain of the terms and conditions described below are subject to important limitations and exceptions. Prospective investors should review the entirety of this document and the form of SAFT attached hereto as Annex 1.

Company	Indeco, LLC, a Delaware limited liability company. Indeco is wholly-owned by Applied Philosophy Lab, P.B.C., a Delaware public benefit corporation.
The SAFTs	The SAFTs represent the right to receive in the future indecoins of the Company (the "Tokens," "INDEs," or "indecoins") pursuant to a Simple Agreement for Future Tokens (each, a "SAFT" and together, the "SAFTs") issued to each investor (each, an "Investor").
Automatic Conversion of SAFTs............................	Conversion will be triggered upon a Network Launch. "Network Launch" means a *bona fide* transaction or series of transactions, pursuant to which the Company will sell the Tokens to the general public in a publicized product launch.
	The Company has ultimate discretion as to whether or not a Network Launch has occurred, and Investors have no right to demand conversion into Tokens.
Tokens Issuable to Investor upon Conversion	Upon a Network Launch, the Company will issue to the Investor a number of Tokens equal to the aggregate purchase amount of the Investor's SAFTs divided by the Discount Price.
	"Discount Price" means the minimum price per Token sold by the Company to the public during the Network Launch multiplied by the Discount Rate
	"Discount Rate" means (1 - 40%).
	The Investor must provide to the Company a network address for which to allocate the Investor's Tokens upon the Network Launch.
Termination of SAFTs	The SAFTs will expire and terminate upon the earlier of:
	(1) the issuance of Tokens to the Investor;
	(2) the payment, or setting aside for payment, of amounts due to the Investor upon a "Dissolution

Event," which includes (a) a voluntary termination of operations of the Company, (b) a general assignment for the benefit of the Company's creditors or (c) any other liquidation, dissolution or winding up of the Company, whether voluntary or involuntary; and

(3) March 31, 2019 (the "Deadline Date"), if the Network Launch has not occurred on or prior to such date, provided that the Company may extend the Deadline Date by sixty (60) days, in its sole discretion.

If your SAFT expires at the Deadline Date, you will not receive any Tokens and will lose all of your investment.

Dissolution Event prior to SAFT Termination .... If there is a Dissolution Event before the SAFTs expire or terminate, the Company will pay an amount equal to the purchase price of a SAFT (the "Purchase Amount") to the applicable Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any distribution of the assets of the Company to holders of any outstanding membership interests of the Company by reason of their ownership thereof.

If, immediately prior to the consummation of the Dissolution Event, the assets of the Company that remain legally available for distribution to the Investors in the SAFTs (the "Dissolving Investors") are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the remaining assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive. Any distributed amounts shall be in U.S. Dollars.

Amendment of SAFTs .... Each SAFT will be one of a series of similar instruments entered into by the Company from time to time. Any provision of the SAFTs may be amended, waived or modified only upon the written consent of the Company and the holders of a majority, in the aggregate, of the purchase amounts paid to the Company with respect to all SAFTs outstanding at the time of such amendment, waiver

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or modification.

The Tokens... We intend for the Tokens to represent a non-voting interest in the Company that will entitle the holder to a payment stream derived from revenue collected from those who benefit from the specific assets deployed by the Company.

The Parent Company may, after conversion of the SAFTs to Tokens and at such times as determined by Parent Company in its sole discretion, approve the distribution of and distribute Company profits. Such distributions will be made to holders of Tokens pro rata in accordance with their respective percentage interests. Any amounts that the Parent Company determines are reasonably necessary to pay the Company's expenses (including any management fee), fund the Company's investments and create reserves for Company obligations and activities will reduce the amount of cash available for distribution.

In the future, we currently intend to pay to the Token holders approximately 70% of the revenue stream paid to the Company on a monthly basis. The amount and timing of payments to the Token holders may be modified at the sole discretion of the Parent Company.

We intend for each Token to represent a shared ownership interest in "green" assets, goods and services such as solar energy systems, battery storage and energy efficiency programs, and the value of each Token will be measured in watts of solar power, with the value of one Token established as an equal share of the underlying economic, energy and environmental value of the entire asset base equivalent to one watt of solar energy. We believe the benefits of solar energy are sufficiently quantifiable to apply to many other green assets, goods and services.

We intend for the Token to be ERC20 compliant, enabling the secondary market purchase and sale of indecoins through standard exchanges. Through an innovative extension to ERC20, we anticipate that the Token will provide for the payment of distributions in ether within the Ethereum blockchain to the holder of the Token.

The Tokens are not intended to be or represent an interest in any monetary value, to serve as a

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	medium of exchange, or to otherwise function as currency or as a substitute for currency.
Information and Reporting Rights .... `	Except as set forth below and to the extent required by the Delaware Limited Liability Company Act, Investors will not receive and will not be entitled to information or reports from the Company. As required by Regulation Crowdfunding, the Company will file an annual report, including financial statements, electronically with the SEC and post the report on its website no later than 120 days after the end of each fiscal year covered by the report. Upon the occurrence of certain events, the Company may stop providing such annual reports to Investors. See "REGULATORY—ANNUAL REPORTS."
Voting Rights...	The SAFTs and Tokens will not provide any protective provisions or voting rights.
Restrictions on Transfer..	The SAFTs and Tokens will be subject to restrictions on transfer. See "TERMS OF THE SECURITIES—TRANSFERABILITY OF SECURITIES."
Minimum and Maximum Individual Investments.....	The minimum purchase per Investor is $150.00. Individual Investors are limited in the amounts they are allowed to invest in all Regulation Crowdfunding offerings over the course of a 12-month period. See "INVESTMENT LIMITS."
Minimum and Maximum Offering Amounts............	The Minimum Offering Amount is $10,000. The Maximum Offering Amount is $744,000. If the Company does not raise the Minimum Offering Amount by the Offering Deadline, no SAFTS will be sold, subscriptions will be canceled and committed funds will be returned to Investors.
Offering Deadline	January 12, 2018 at 11:59 p.m. Eastern Standard Time, unless earlier terminated or extended by the Company in its sole discretion (as it may be extended, the "Offering Deadline"). Investors may cancel their subscriptions up to 48 hours prior to the end of the Offering Deadline.
Form of Payment for SAFT	U.S. dollars.

	The Intermediary Platform may, in its sole discretion, also accept ether or Bitcoin from an Investor.
Documentation..	The purchase and sale of the rights shall be on the terms and conditions set forth in the SAFT, which contains certain representations, warranties and covenants of the Company and the Investors. The form of the SAFT is attached to this memorandum.
Company Objective	The Company intends to invest in solar energy systems, energy storage, smart dwelling sensors and controls, appliances, carpeting, real estate, water, soft commodities, vehicles, smart city infrastructure or other green assets, as well as contract with suppliers of green assets, goods and services and collect revenue from those who purchase or subscribe to goods and services provided from the asset.
	The Company may, in the Parent Company's sole discretion, hold assets through one or more limited liability companies, limited partnerships or other entities.
Parent Company...	Applied Philosophy Lab, P.B.C., a Delaware public benefit corporation. The Parent Company will be the manager of the Company and may not be removed as a manager by the Investors.
	Upon the closing of this Offering, the Company intends to pay to the Parent Company approximately 80% of the aggregate offering amount as an initial management fee payment to use for the purposes listed in "USE OF PROCEEDS." From and after such payment, the Company intends pay to the Parent Company additional amounts as needed for the purposes listed in "USE OF PROCEEDS." In the future, the Company intends to pay to the Parent Company approximately 30% of the revenue stream paid to the Company on a monthly basis as a management fee. The amount and timing of payments to the Parent Company may be modified at the sole discretion of the Parent Company.
Expenses	The Company will bear all costs and expenses incurred in connection with the Company's formation and organization, the offering, marketing and sale of the SAFTs and Tokens and the Company's business, including originating, evaluating, acquiring, owning, hedging, financing,

reviewing and disposing of any Company asset or potential Company asset (and will reimburse the Parent Company and its affiliates for any such costs and expenses paid or incurred by the Parent Company and its affiliates), including fees and expenses of legal counsel, accountants, appraisers, investment bankers and other third party consultants and advisors.

The Parent Company or its affiliates may provide accounting, legal and reporting functions that may otherwise be performed for the Company by third parties and, in such event, the Company will reimburse the Parent Company or such affiliates at cost for such services, including employment costs and related overhead expenses allocated thereto as reasonably determined by the Parent Company based on time expended by the persons who perform such services.

Parent Company Business... Neither the Parent Company, any of its affiliates nor any of its or their respective directors, officers, shareholders, members, partners, employees, trustees or agents (all such persons and entities, including the Parent, the "Parent Related Parties") will be subject to any exclusivity or have any duty to the Company other than to the extent required by law. The Parent Related Parties may have, from time to time, information that may be of interest to the Company (including, by way of example only and without limitation, regarding (i) the Company's technologies and plans, (ii) current or future investments or acquisitions by the Company or (iii) other activities of the Parent Related Parties that may be competitive with the Company), and none of the Parent Related Parties shall have any duty to disclose any such information to the Company or permit the Company to participate in any activities based on any such information or to otherwise take advantage of any opportunity that may be of interest to the Company if it were aware of such information.

Indemnification and Exculpation .... The Company's limited liability company agreement will provide that none of the Parent Related Parties will be deemed to violate such agreement or be liable, responsible or accountable in damages or otherwise to any Investor or the Company for any action, failure to act or errors in judgment, unless it is established that such violation or liability is attributable to such person's fraud, gross negligence, willful misconduct, violation of the securities laws of any applicable jurisdiction (which violation had, or is reasonably likely to have, a material adverse effect on the Company's business or affairs), conviction of a felony involving bribery, fraud, embezzlement, misappropriation of funds or similar felony. The Company will indemnify and hold harmless any person or entity (an "Indemnified Party") who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including any action by or in the right of the Company) by reason of or arising from any errors in judgment, acts or omissions (or alleged acts or omissions) on behalf of the Company or in furtherance of the interests of the Company arising out of the Indemnified Party's activities as a Parent Related Party, in each case against losses, damages or expenses (including attorneys' fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred by such Indemnified Party in connection with such action, suit or proceeding and for which such Indemnified Party has not otherwise been reimbursed, unless it is established by a court of competent jurisdiction in a final non-appealable order that the act or omission of the Indemnified Party was material to the matter giving rise to the action, suit or proceeding and such Indemnified Party acted in bad faith, violated the securities laws of any applicable jurisdiction (which violation had, or is reasonably likely to have, a material adverse effect on the Company's business or affairs), was convicted of a felony involving bribery, fraud, embezzlement, misappropriation of funds or similar felony or acted in a manner constituting fraud, gross negligence or willful misconduct.

Amendments and Waivers to the Limited Liability Company Agreement ....

From and after the issuance of the SAFTs, the Parent Company may amend the Company's limited liability company agreement without the approval of any Investors.

INDECO

RISK FACTORS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form C contains forward-looking statements within the meaning of the federal securities laws**.** We caution Investors that any forward-looking statements presented in this Form C, or which management may make orally or in writing from time to time, are based on the Company's beliefs and assumptions made by, and information currently available to, the Company**.** When used, the words "anticipate," "believe," "expect," "intend," "may," "might," "plan," "estimate," "project," "should," "will," "would," "result" and similar expressions, which do not relate solely to historical matters, are intended to identify forward-looking statements.

Such statements are subject to risks, uncertainties and assumptions and are not guarantees of future performance, which may be affected by known and unknown risks, trends, uncertainties and factors that are beyond the Company's control**.** Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected**.** While forward-looking statements reflect the Company's good faith belief when made, they are not guarantees of future performance**.** The Company expressly disclaims any responsibility to update forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time**.** It is not possible to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make**.** In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Form C may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements**.** We undertake no obligation to revise or publically release the results of any revision to these forward-looking statements, except as required by law**.** Given these risks and uncertainties, prospective Investors are cautioned not to place undue reliance on such forward-looking statements.

**RISK FACTORS**

THE FOLLOWING DISCUSSION OF RISK FACTORS DOES NOT PURPORT TO BE A COMPLETE DESCRIPTION OF THE RISKS INVOLVED IN AN INVESTMENT IN THE COMPANY. ADDITIONAL RISKS MAY EXIST THAT ARE NOT PRESENTLY KNOWN TO THE COMPANY OR ARE DEEMED IMMATERIAL. IN ADDITION, AS THE COMPANY DEVELOPS AND CHANGES OVER TIME, AN INVESTMENT IN THE COMPANY MAY BE SUBJECT TO ADDITIONAL AND DIFFERENT RISKS.

PROSPECTIVE INVESTORS SHOULD CONSULT WITH THEIR OWN LEGAL, TAX AND FINANCIAL ADVISERS BEFORE DECIDING WHETHER TO INVEST IN THE COMPANY. EACH PROSPECTIVE INVESTOR SHOULD CONSIDER, AMONG OTHER MATTERS, THE FOLLOWING FACTORS IN DETERMINING WHETHER AN INVESTMENT IN THE COMPANY IS A SUITABLE INVESTMENT.

RISKS RELATED TO THE SECURITIES AND THE OFFERING

Investors will not become Token holders until the SAFTs are converted into Tokens upon a Network Launch.

Investors will not have a claim to any of the Company's assets or revenues for an indefinite amount of time, and Investors may never become holders of Tokens. Except upon a Network Launch, the Company is under no obligation to convert the SAFTs into Tokens. In certain instances, such as a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than Tokens. "***Network Launch***" means a *bona fide* transaction or series of transactions, pursuant to which the Company will sell the Tokens to the general public in a publicized product launch.

We may not successfully develop, market and launch the Network, and Investors may not receive Tokens.

The Network has not yet been developed by the Company and will require significant capital funding, expertise of management, time and effort in order to develop, market and successfully launch the Network. The Company may have to make changes to the specifications of the Network or the Tokens for any number of legitimate reasons or the Company may be unable to develop the Network in a way that realizes those specifications or any form of a functioning network. It is possible that the Tokens and the Network may never be released and there may never be an operational Token or that the Network Launch will not occur. The Network or Tokens, if successfully developed and maintained, may not meet investor expectations at the time of purchase. Furthermore, despite good faith efforts to develop, market and launch the Network and subsequently to develop, market and maintain the Network, it is still possible that the Network will experience malfunctions or otherwise fail to be adequately developed or maintained, which may negatively impact the Network and the Tokens.

The Company and the Parent Company will use the proceeds of this Offering to make significant investments to develop and launch a viable Network and subsequently to build a fulsome network upon which users can realize utility and value. The Company may not have or may not be able to obtain the technical skills and expertise needed to successfully develop the Network and progress it to a successful Network Launch. While the Company will seek to retain and continue to competitively recruit experts, there is a general scarcity of management, technical, scientific, research and marketing personnel with appropriate training to develop and maintain the Network. If the Company is not successful in its efforts to demonstrate to users the utility and value of the Network, there may not be sufficient demand for the Tokens for the Company to proceed with the Network Launch. As a result, or if the Network Launch does not occur, Investors may lose all of their investment.

Investments in startups including the Company involve a high degree of risk. Investments in token pre-sales, including our token pre-sale, may involve an even higher degree of risk.

Financial and operating risks confronting startups are significant. The startup market in which the Company competes is highly competitive, and the percentage of companies that survive and prosper is very small. Startups often experience unexpected problems in the areas of product development, marketing, financing, and general management, among others, which frequently cannot be solved. In addition, startups may require substantial amounts of financing, which may not be available through institutional private placements, the public markets or otherwise.

Indecoin has no history.

Indecoin will be a newly formed token and has no operating history. Each SAFT should be evaluated on the basis that the Company's or any third party's assessment of the prospects of the Network may not prove accurate, and that the Company will not achieve its investment objective. Past performance of any similar token or SAFT is not predictive of future results.

The Company may be forced to cease operations or take actions that result in a Dissolution Event.

It is possible that, due to any number of reasons, including, but not limited to, the inability by the Company to establish the Network or the Tokens, the legal and regulatory environment for Blockchain and tokens and other digital assets exchanged on distributed ledgers, the failure of commercial relationships, intellectual property ownership challenges or legal proceedings, or an unfavorable fluctuation in the value of cryptographic and fiat currencies or other types of tokens and digital assets exchanged on distributed ledgers, the Company may no longer be viable to operate and the Company may dissolve or take actions that result in a Dissolution Event.

Investors will be unable to declare the SAFTs in "default" and demand repayment.

Unlike convertible notes and some other securities, the SAFTs do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not a Network Launch has occurred, and Investors have no right to demand conversion into Tokens. In certain instances, such as a dissolution or bankruptcy, Investors may only have a right to receive cash, to the extent available, rather than Tokens.

The SAFTs will not be freely tradable until one year from the initial purchase date.

There is not now and likely will not be a public market for the SAFTs. Because the SAFTs have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the SAFTs have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation Crowdfunding. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the SAFTs may also adversely affect the price that you might be able to obtain for the SAFTs in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the SAFTs for its own account, for investment purposes and not with a view to resale or distribution thereof.

There is no present market for the Tokens and we will arbitrarily set the price.

We will arbitrarily set the price of the Tokens. The price for the Tokens should not be considered an indication of the actual value of the Tokens and will not be based on our valuation, prior earnings or any other factors. You may not be able to resell the Tokens at their offering price when we determine it or at any other price.

None of the Offering, the SAFTs or the Tokens have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any SAFTs or Tokens of the Company. Investors in the Company, therefore, will not receive any of the benefits that registration under federal or state securities laws would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Offering Amount even after the Offering Deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release the of such funds to the Company, the SAFTs will be issued and distributed to you.

Investors will not have voting rights, even upon conversion of the SAFTs into Tokens.

Investors will not have the right to vote upon matters of the Company even if and when their SAFTs are converted into Tokens. Upon such conversion, Tokens will have no voting rights or protective provisions. Thus, Investors will never be able to vote upon any director or other matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by Regulation Crowdfunding and the Delaware Limited Liability Company Act.

Investors may not be able to obtain all information they may want regarding the Company, the Tokens, or the Network on a timely basis or at all. As holders of either SAFTs or Tokens, Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation Crowdfunding and the Delaware Limited Liability Company Act. Other security holders may have such rights. Regulation Crowdfunding requires only the provision of an annual report on Form C and no additional information. It is possible that Investors may not be aware on a timely basis of material adverse changes that have occurred with respect to the Tokens or the Company. This lack of information could put Investors at a disadvantage in general and with respect to other security holders. In addition, under certain circumstances, we will be relieved of our obligation to provide an annual report. See "REGULATORY—ANNUAL REPORTS."

RISKS RELATED TO THE NETWORK

The Network may not be widely adopted and may have limited users.

It is possible that the Network will not be used by a large number of individuals, companies and other entities or that there will be limited public interest in the creation and development of distributed ecosystems (such as the Network) more generally. Such a lack of use or interest could negatively impact the development of the Network and therefore the potential utility of Tokens.

Alternative networks may be established that compete with or are more widely used than the Network.

It is possible that alternative networks could be established that utilize the same or similar open source code and protocol underlying the Network and attempt to facilitate services that are materially similar to the Network's services. The Network may compete with these alternative networks, which could negatively impact the Network and the Tokens.

The open-source structure of the Network protocol means that the Network may be susceptible to developments by users or contributors could damage the Network and the Company's reputation and could affect the utilization of the Network and the Tokens.

The Network will operate based on open-source protocols maintained by the Company and other contributors. As an open source project, the Network may not be sufficiently governed, represented, maintained or monitored by the Company in an official capacity, or by a separate official organization or authority. The open-source nature of the Network protocols means that it may be difficult for the Company or contributors to maintain or develop the Network, and the Company may not have adequate resources to address emerging issues or malicious programs that develop within the Network adequately or in a timely manner. Third parties not affiliated with the Company may introduce weaknesses or bugs into the core infrastructure elements of the Network and open-source code which may negatively impact the Network. Such events may result in a loss of trust in the security and operation of the Network and a decline in user activity and could negatively impact the market price of the Tokens.

The Network may be the target of malicious cyberattacks or may contain exploitable flaws in its underlying code, which may result in security breaches and the loss or theft of Tokens. If the Network's security is compromised or if the Network is subjected to attacks that frustrate or thwart our users' ability to access the Network, their Tokens or the Network products and services, users may cut back on or stop using the Network altogether, which could seriously curtail the utilization of the Tokens and cause a decline in the market price of the Tokens.

The Network structural foundation, the open-source protocols, the software applications, platform and other interfaces or applications built upon the Network are still in an early development stage and are unproven, and the Network and the creating, transfer or storage of the Tokens may be interrupted and may not be fully secure, which may result in a complete loss of users' Tokens or an unwillingness of users to access, adopt and utilize the Network. Further, the Network may also be the target of malicious attacks seeking to identify and exploit weaknesses in the software or the Network which may result in the loss or theft of Tokens. For example, if the Tokens and the Network are subject to unknown and known security attacks, this may materially and adversely affect the Network. In any such event, if the Network Launch does not occur or if the Network is not widely adopted, Investors may lose all of their investment.

RISKS RELATED TO BLOCKCHAIN TECHNOLOGIES AND DIGITAL ASSETS

The regulatory regime governing the blockchain technologies, cryptocurrencies, tokens and token offerings such as the Network and the Tokens is uncertain, and new regulations or policies may materially adversely affect the development of the Network and the utility of the Tokens.

Regulation of tokens and token offerings such as this, digital ledger technologies, cryptocurrencies, blockchain technologies, and cryptocurrency exchanges currently is undeveloped and likely to rapidly evolve, varies significantly among international, federal, state and local jurisdictions and is subject to significant uncertainty. Various legislative and executive bodies in the

United States and in other countries may in the future adopt laws, regulations, guidance or other actions, which may severely impact the development and growth of the Network and the adoption and utility of the Tokens. Failure by the Company or certain users of the Network to comply with any laws, rules and regulations, some of which may not exist yet or are subject to interpretation and may be subject to change, could result in a variety of adverse consequences, including civil penalties and fines. As blockchain networks and blockchain assets have grown in popularity and in market size, federal and state agencies have begun to take interest in, and in some cases regulate, their use and operation.

In the case of virtual currencies, state regulators like the New York Department of Financial Services have created new regulatory frameworks for companies that provide services related to virtual currencies. Others, as in Texas, have published guidance on how their existing regulatory regimes apply to virtual currency businesses. In some of these states, state regulators have concluded that certain types of virtual currency businesses may be subject to licensing or regulation as a "money services business," "money transmitter," or the equivalent—notwithstanding the absence of an explicit mention of virtual currencies in the relevant state laws.. Some states, like New Hampshire, North Carolina, and Washington, have amended their state's statutes or regulations to explicitly include certain virtual currency businesses into existing licensing regimes. In many states, state laws regulating money services businesses, money transmitters, and similar businesses do not explicitly address virtual currency businesses, and state regulators have not issued any formal guidance or interpretations on the application of these laws to virtual currency businesses. If the Tokens were deemed to be a "virtual currency" (or equivalent term) under the laws of a particular state, then we might be required to obtain a license from regulators or be subject to burdensome compliance obligations applicable to such businesses. Requirements to obtain these licenses vary by state, and in many states regulators have a degree of discretion to decide whether to approve a particular license application. We might not be able to satisfy the requirements for licensure, and state regulators might exercise their discretion not to grant a license to us even if we meet the requirements. If a license is required in a particular state and we are unable to obtain a license, then we likely will need to limit our activities in that state and/or with residents of that state. Additionally, state regulators can take a long time to approve license applications, especially when the applicant has a novel business model. If a license is required in a state, then a significant delay by a regulator in granting our license application could materially disrupt our business plans. Among other things, we might need to limit our activities in a state and/or with residents of the state while our license application is pending.

Treatment of virtual currencies continues to evolve under federal law as well. The U.S. Department of the Treasury, the SEC, and the Commodity Futures Trading Commission (the "CFTC"), for example, have published guidance on the treatment of virtual currencies. The Financial Crimes Enforcement Network ("FinCEN"), an agency in the U.S. Department of the Treasury, has released guidance on the application of the Bank Secrecy Act ("BSA") and FinCEN rules to persons engaged in various types of activities with respect to certain virtual currencies. The guidance concluded that many of these persons, including operators of exchanges related to certain types of virtual currency, are "financial institutions" for purposes of the BSA and FinCEN rules, and as such are required to register with FinCEN, adopt comprehensive anti-money laundering programs, and comply with various other laws related to the prevention of financial crimes. The IRS released guidance treating virtual currency as property that is not currency for US federal income tax purposes, although there is no indication yet whether other courts or federal or state regulators will follow this classification. Both federal and state agencies have instituted enforcement actions against those violating their interpretation of existing laws.

The regulation of non-currency use of blockchain assets is also uncertain. The CFTC has publicly taken the position that certain blockchain assets are commodities, and the SEC has issued a public report stating federal securities laws require treating some blockchain assets as securities. To the extent that a domestic government or quasi-governmental agency exerts regulatory authority over a blockchain network or asset, the Network and the Tokens may be materially and adversely affected.

Blockchain networks also face an uncertain regulatory landscape in many foreign jurisdictions such as the European Union, China and Russia. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect the Network. Such laws, regulations or directives may conflict with those of the United States or may directly and negatively impact our business. The effect of any future regulatory change is impossible to predict, but such change could be substantial and materially adverse to the development and growth of the Network and the adoption and utility of the Tokens.

New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and other jurisdictions, may materially and adversely impact the value of the currency in which the Tokens may be exchanged, the value of the distributions that may be made by the Company, the liquidity of the Tokens, the ability to access marketplaces or exchanges on which to trade the Tokens, and the structure, rights and transferability of Tokens.

The Investors will have no control and the Company may only have limited control once the Network Launch occurs.

Our Network will operate based on open-source technologies that depend on a network of computers to run certain software programs to process transactions. Because of this less centralized model, the Company has limited control over the Tokens and the Network once launched. In addition, the Investors are not entitled and will not be entitled to vote or be deemed the holder of equity interests of the Company for any purpose other than for the purpose of receiving distributions, nor will anything be construed to confer on the Investors any of the rights of a member of the Company or any right to vote for the election of directors or upon any matter submitted to members at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

There may be occasions when certain individuals involved in the development and launch of the Network may encounter potential conflicts of interest in connection with the Network Launch, such that said party may avoid a loss, or even realize a gain, when other Investors in the pre-sale or in Tokens are suffering losses.

There may be occasions when certain individuals involved in the development and launch of the Network or the Tokens may encounter potential conflicts of interest in connection with this Offering and the Network Launch, such that said party may avoid a loss, or even realize a gain, when other Investors are suffering losses. Investors in SAFTs may also have conflicting investment, tax and other interests with respect to SAFT investments, which may arise from the terms of the SAFT, the Token's code, the Network, the timing of the Network Launch or other token pre-sales, or other factors. Decisions made by the key employees of the Parent Company or the Company on such matters may be more beneficial for some Investors than for others.

The further development and acceptance of blockchain networks, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of blockchain networks and blockchain assets would have an adverse material effect on the successful development and adoption of the Network and the Tokens.

The growth of the blockchain industry in general, as well as the blockchain networks with which the Network will rely and interact, is subject to a high degree of uncertainty. The factors affecting the further development of the blockchain industry, as well as blockchain networks, include, without limitation:

- Worldwide growth in the adoption and use of Bitcoin and other blockchain technologies;

- Government and quasi-government regulation of Bitcoin and other blockchain assets and their use, or restrictions on or regulation of access to and operation of blockchain networks or similar systems;

- The maintenance and development of the open-source software protocol of the Bitcoin networks;

- Changes in general economic conditions, consumer demographics and public tastes and preferences;

- The availability and popularity of other forms or methods of buying and selling goods and services, or trading assets including new means of using fiat currencies or existing networks; or

- A decline in the popularity or acceptance of Bitcoin or other blockchain-based tokens.

The slowing or stopping of the development, general acceptance and adoption and usage of blockchain networks and blockchain assets may deter or delay the acceptance and adoption of the Network and the Tokens which would adversely affect our results of operations.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility.

As relatively new products and technologies, cryptocurrencies and other digital assets have not been widely adopted as a means of payment for goods and services by major retail and commercial outlets. Conversely, a significant portion of demand for digital assets is generated by speculators and investors seeking to profit from the short- or long-term holding of such assets. The prices of blockchain assets such as Bitcoin and ether have historically been subject to dramatic fluctuations and are highly volatile, and the market price of the Tokens may also be highly volatile. Speculators and investors might not distinguish cryptocurrencies from other types of blockchain assets, and volatility in cryptocurrency markets might affect how speculators and investors perceive the Tokens. Several factors may influence the market price of the Tokens, including, but not limited to:

- Global blockchain asset supply;

- Global blockchain asset demand, which can be influenced by the growth of retail merchants' and commercial businesses' acceptance of blockchain assets like cryptocurrencies as payment for goods and services, the security of online blockchain asset exchanges and digital wallets that hold blockchain assets, the perception that the use and holding of blockchain assets is safe and secure, and the regulatory restrictions on their use;

- Investors' expectations with respect to the rate of inflation;

- Changes in the software, software requirements or hardware requirements underlying the Network;

- Changes in the rights, obligations, incentives, or rewards for the various participants in the Network;

- Interest rates;

- Currency exchange rates, including the rates at which digital assets may be exchanged for fiat currencies;

- Fiat currency withdrawal and deposit policies of blockchain asset exchanges on which the Tokens may be traded and liquidity on such exchanges;

- Interruptions in service from or failures of major blockchain asset exchanges on which the Tokens may be traded;

- Investment and trading activities of large investors, including private and registered funds, that may directly or indirectly invest in the Network or Tokens or other blockchain assets;

- Monetary policies of governments, trade restrictions, currency devaluations and revaluations;

- Regulatory measures, if any, that affect the use of blockchain assets such as the Tokens;

- The maintenance and development of the open-source software protocols of the Network;

- Global or regional political, economic or financial events and situations; or

- Expectations among Network or other blockchain assets participants that the value of the Tokens or other blockchain assets will soon change.

A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of the Tokens and other blockchain assets to fluctuate.

RISKS RELATED TO THE COMPANY

We have no operating history.

Our Parent Company was incorporated on September 25, 2017 and has no operating history. We were organized on November 3, 2017 and have no operating history. We currently have nominal assets and intend to expand our operations utilizing proceeds from this Offering. We are subject to all of the business risks and uncertainties associated with any new business; including the risk that we will not achieve our investment objectives and that the value of an Investor's investment could decline substantially or be lost completely. Our ability to begin operations and achieve profitability in this business will depend upon many factors, including, without limitation, our ability to execute our growth strategy and technology development, obtain sufficient capital, develop relationships with third party partners, adapt to fluctuations in the economy and modify our strategy based on the degree and nature of competition. We may never begin operations, our operations may never be profitable and we may not be able to generate sufficient revenue from operations to pay operating expenses and meet our obligations as a going concern.

We have limited capitalization and working capital, and as a result, we are dependent on raising funds to grow and expand our business.

Our ability to move forward with our business objectives is dependent upon the success of the proposed Initial Coin Offering. The timing of and demand for the Initial Coin Offering if it occurs at all, are uncertain.

We may be subject to infringement, misappropriation and indemnity claims in the future, which may cause us to incur significant expenses, pay substantial damages and be prevented from providing our services or technologies.

Our success depends, in part, on our ability to carry out our business without infringing the intellectual property rights of third parties. Some third party intellectual property rights may be extremely broad and it may not be possible for us to conduct our operations in such a way so as to avoid infringement of those intellectual property rights. Our proprietary or licensed technologies, processes or methods may be covered by third-party patents or copyrights, either now existing or to be issued in the future. Geostellar has issued and pending patent applications, rights in software code, and other intellectual property in the solar energy industry, including with respect to solar energy marketplaces, and our founder is the Geostellar CEO and some of our software engineers also worked for Geostellar.

Third parties, including Geostellar, may raise claims against us alleging infringement or violation of their intellectual property and any such litigation may cause us to incur significant expenses. Third-party claims, if successfully asserted against us may result in us to paying substantial damages, seeking licenses from third parties, paying ongoing royalties, redesigning our services or technologies, or prevent us from providing services or technologies subject to these claims. Even if we were to prevail, any litigation would likely be costly and time-consuming and divert the attention of our management and key personnel from our business operations.

Certain conflicts of interest exist between us, our Parent Company and certain of its officers, directors and stockholders.

The primary conflict of interest that affects the Company is that our Founder and sole stockholder of the Parent Company, David Levine, serves as the CEO of Geostellar, Inc., a company with a patented platform that tailors a solar plan to best meet the unique energy needs of individual homes or businesses, and effectively controls Geostellar through his holdings and representation on Geostellar's board of directors. Additionally, some of our Parent Company's directors and/or officers may invest in other business ventures, and as investors, they may be engaged in, and may continue to engage in, investments in other business ventures including ventures in alternative and/or renewable energy markets. Efforts by those parties to maximize the value of such other business interests could conflict with the interests of the Company.

If we are unable to satisfy security, data privacy and other government- and industry-specific requirements, our growth could be harmed.

Developers and issuers of digital assets frequently encounter cybersecurity and data privacy risks. A number of digital asset indexes and exchanges have been hacked in recent years, and millions of dollars of cryptocurrencies have been stolen without recovery. The autonomous nature of the Internet and digital asset indices and exchanges exacerbate these risks. We could be the target of malicious attacks seeking to identify and exploit weaknesses in our software or any exchange on which any of our future digital assets may be traded which may result in the loss or theft of our digital assets or customer information. Such an event could interrupt or damage our operations, financial condition and relationships with investors, customers and business partners.

In addition, there are a number of data protection, security, privacy and other government- and industry-specific requirements, including those that require companies to notify individuals of data security incidents involving certain types of personal data. Security compromises could harm the Network's reputation, erode user confidence in the effectiveness of its security measures, negatively impact its ability to attract new users or cause existing users to stop using the Network.

The SAFTs may be subject to registration under the Securities Exchange Act of 1934 if the Company has assets above $10 million and more than 2,000 Investors, or 500 unaccredited investors, participate in the Offering.

Companies with total assets above $10 million and more than 2,000 holders of record of its equity securities, or 500 holders of record of its equity securities who are not accredited investors, must register that class of equity securities with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). With the capital raised from this Offering, in connection with potential future offerings of SAFTs, the Company could surpass $10 million in assets as it builds out the Network. Furthermore, the SAFTs could be considered an equity security under U.S. securities law and because there is the possibility that this Offering may surpass 500 Investors who are not accredited investors, the Company may have more than 500 holders of record of its equity securities following the Offering. If these two conditions are met then the Company will have to register the SAFTs with the SEC, which will be a laborious and expensive process.

We may sue, or be sued by, third parties in connection with our operations.

We expect to contract directly with various providers of goods and services. From time to time, disputes may arise between us and the vendors with whom we contract for goods and services. When a dispute cannot be resolved amicably, a lawsuit may be filed to resolve the dispute. In addition to relief granted by a court of law, vendors who have provided goods and/or rendered services to us with respect to our operations may be permitted, under applicable law, to file materialman's and/or mechanic's liens with respect to such goods and/or services, the filing of which may be necessary in order to perfect a lien claim pending the resolution of the dispute. Under such circumstances, we may be adversely affected.

Our business may be harmed if we fail to properly protect our intellectual property.

We believe that the success of our business will depend, in part, on proprietary technology, including our software, information, algorithms, processes and know-how. We will rely on statutory copyright, trademark, patent and trade secret laws, client license agreements, employee and third-party non-disclosure agreements and other methods to protect our proprietary rights. Nevertheless, these resources afford only limited protection and the actions we take to protect our intellectual property rights both in the United States and abroad, may not be adequate. We may not have secured, or may not be able to secure, appropriate protections for all of our proprietary rights. In particular, third parties may infringe or misappropriate our proprietary technologies or other intellectual property rights, and our trade secrets may be vulnerable to disclosure or misappropriation by employees, contractors and other persons, which could have a material adverse effect on our business, financial condition and results of operations. Various parties may challenge, invalidate or circumvent our patents, trademarks and other intellectual property rights, if any. Claims allowed on any future patents may not be sufficiently broad to protect our technology. Effective patent, copyright and trade secret protection may be unavailable or limited in some of the markets in which we operate, and our trade secrets may be vulnerable to disclosure or misappropriation by employees, contractors and other persons. In addition, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. The outcome of any such litigation may not be in our favor, and any such litigation may be costly and may divert management attention as well as other resources away from our business. An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, prospects and reputation. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Our inability to respond to changing technologies and issues presented by new technologies could harm our business.

The blockchain industry is subject to rapid technological developments and changes. If we rely on products and technologies that cease to be attractive to customers, or if we are unable to respond appropriately to changing technologies and changes in product function and quality, we may not be successful in capturing or retaining significant market share. In addition, any new technologies we utilize may not perform as expected or as desired, in which event our adoption of such products or technologies may harm our business.

Our plans to finance solar energy, battery storage, smart building sensors and controls, electric vehicle leases or other sustainability programs through a token sale are new and have not faced regulatory scrutiny.

We anticipate introducing shared or subscription solar energy plans or other sustainability programs. Community solar is currently available in only a small part of the country. The regulations concerning community solar vary greatly between the areas where it is available. To date, many community solar implementations have been large-scale solar farms that are connected to the utility grid through a substation, not through a standard three-phase commercial-grade interconnection. Our plans may include offering solar facilities from the rooftops of small to medium-scale commercial facilities and such plans are untested. Our plans for higher margins, recurring revenue and long-term value creation depend on our ability to develop community solar on our untested business model. Our model for community solar may not be allowable in the major community solar markets.

Similarly, we anticipate financing distributed energy storage, smart building sensors and controls, electric vehicle leasing and other local, regional and global sustainability initiatives through Token sales. These activities have not faced regulatory scrutiny and results may fail to materialize.

Our success depends on the efforts, experience and abilities of our management team.

All of our administrative functions and day-to-day operations will be performed by our Parent Company's management team and by industry professionals and experts recruited by our management team. Our success will depend in part upon our Parent Company's ability to attract, motivate and retain a sufficient number of qualified management, sales, marketing, operations and technical personnel, and to retain the management team. The loss of any of these individuals would be difficult to overcome. The loss of the services of one or more of the management team and especially the CEO could adversely affect operating results.

You will have limited ability to sue the Parent Company or its related parties for violations of the Company's limited liability company agreement.

The Company's limited liability company agreement will provide that none of the Parent Related Parties will be deemed to violate such agreement or be liable, responsible or accountable in damages or otherwise to any Investor or the Company for any action, failure to act or errors in judgment, unless it is established that such violation or liability is attributable to such person's fraud, gross negligence, willful misconduct, violation of the securities laws of any applicable jurisdiction (which violation had, or is reasonably likely to have, a material adverse effect on the Company's business or affairs), conviction of a felony involving bribery, fraud, embezzlement, misappropriation of funds or similar felony.

The Parent Company may amend the Company's limited liability company agreement, including in ways detrimental to you, without your consent or approval.

From and after the issuance of the SAFTs, the Parent Company may amend the Company's limited liability company agreement without the approval of any Investors. Certain amendments to the Company's limited liability company agreement may not be beneficial to SAFT or Token holders.

Officers and directors are entitled to certain protections from the Parent Company.

The Parent Company will indemnify the officers and directors of the Parent Company, as well as certain persons serving in certain other capacities at the request of the Board of Directors of the Parent Company (each, an "Indemnitee"), for losses which arise out of acts or omissions of such Indemnitee under certain circumstances. While the Parent Company may purchase insurance for the payment of such indemnity obligations, such coverage may be insufficient for a particular claim, and existing claims may limit our Parent Company's ability to obtain or continue to maintain such insurance coverage at a reasonable cost.

Our operations will only be monitored by legal counsel on an as-needed basis.

The representation of the Company by legal counsel is limited to the specific matters as to which it has been retained and consulted by such persons. Other matters may exist that could have a bearing on the Company and its investments, the Company and/or its respective affiliates as to which legal counsel has been neither retained nor consulted. Legal counsel does not undertake to monitor compliance by the Company or its affiliates with the solar development program and other investment guidelines and procedures set forth in the Company's governing documents, nor does legal counsel monitor compliance by the Company and/or its affiliates with applicable laws, unless in each case legal counsel has been specifically retained to do so. Legal counsel does not investigate or verify the accuracy or completeness of information set forth in this Form C concerning the Company, or any of its respective affiliates, personnel or investments. Legal counsel is not providing any advice, opinion, representation, warranty or other assurance of any kind as to any matter to any prospective Investor of the Company.

RISKS RELATED TO RENEWABLE ENERGY, SMART CITIES AND SUSTAINABILITY INDUSTRIES

A drop in the retail price of conventional electricity or non-renewable energy sources may negatively affect our business.

The demand for our renewable energy, energy efficiency and related offerings depends in part on the price of conventional electricity, which affects return on investment resulting from the purchase of renewable energy and energy efficiency offerings. Fluctuations in economic and market conditions that impact the prices of conventional and non-renewable energy sources could cause the demand for renewable energy and energy efficiency offerings to decline, which would have a negative impact on our business.

Our business prospects could be harmed if renewable energy, energy efficiency and smart building sensors and controls are not widely adopted or sufficient demand for these and related systems do not develop or take longer to develop than we anticipate.

The renewable energy, energy efficiency and related markets are at a relatively early stage of development. The extent to which renewable energy and energy efficiency will be widely adopted and the extent to which demand for renewable energy and energy efficiency programs will increase are uncertain. If renewable energy and energy efficiency do not achieve widespread adoption or demand for these programs fails to develop sufficiently, we may be unable to achieve our revenue and profit targets. In

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addition, demand for renewable energy and energy efficiency systems in our targeted markets may not develop or may develop to a lesser extent or more slowly than we anticipate. Many factors may affect the demand for renewable energy and energy efficiency, including the following: (i) availability of government and utility company subsidies and incentives to support the development of sustainability industry; (ii) government and utility policies regarding the interconnection of renewable energy systems to the utility grid; and (iii) fluctuations in economic and market conditions that affect the viability of conventional and renewable energy sources, such as changes in the price of natural gas and other fossil fuels.

Our business may depend on the availability of rebates, tax credits and other financial incentives. The expiration, elimination or reduction of these rebates, credits or incentives could adversely affect our business.

Federal, state and local government and regulatory bodies provide for tariff structures and incentives to various parties including owners, end users, distributors, system integrators and manufacturers of renewable energy, energy efficiency, electric vehicles and other programs that promote sustainability in various forms, including rebates, tax credits and other financial incentives such as system performance payments, renewable energy credits associated with renewable energy generation or installation of renewable energy equipment, exclusion of solar energy systems from property tax assessments, net metering and direct rebates. We may rely on these governmental and regulatory programs to finance solar energy system installations, energy efficiency programs, electric vehicle leases and other programs, which may enable us to lower the price we charge customers for energy from, and to lease or purchase, our energy generation and efficiency systems, helping to catalyze customer acceptance of renewable energy and energy efficiency with those customers as an alternative to utility-provided power. However, these programs may expire on a particular date, end when the allocated funding or capacity allocations are exhausted or be reduced or terminated. These reductions or terminations often occur without warning.

Applicable authorities may adjust or decrease incentives from time to time or include provisions for minimum domestic content requirements or other requirements to qualify for these incentives. Reductions in, eliminations or expirations of or additional application requirements for, governmental incentives could adversely impact our results of operations and ability to compete in our industry by increasing our cost of capital, causing us to increase the prices of our renewable energy and energy efficiency projects and reducing the size of our addressable market. In addition, this would adversely impact our ability to attract investment partners and our ability to offer attractive financing to prospective customers. The reduction, elimination or expiration of such incentives or delays or interruptions in the implementation of favorable federal or state laws could substantially increase the cost of our systems to our customers, resulting in a significant reduction in demand for our renewable energy and energy efficiency systems, which would negatively impact our business.

Regulations and policies related to electricity rate design could deter potential customers from subscribing to renewable energy, participating in demand response programs or implementing energy efficiency. Additionally, these regulations and policies can reduce the value of renewable electricity and reduce customer savings from renewable energy.

All states regulate investor-owned utility retail electricity pricing. In addition, numerous publicly-owned utilities and electric cooperatives establish their own retail electricity pricing through some form of regulation or internal processes. These regulations and policies could deter potential customers from purchasing renewable energy. For example, utilities may seek rate design changes to "de-couple" rates. This would result in lower volume-based rates, or the rates charged for kilowatt hour of electricity purchased by a residential customer, and higher unavoidable fixed charges that a customer is subject to

26

when they purchase renewable energy from third parties. This form of rate design would adversely impact our business as these charges can be based on a customer's peak usage during a billing cycle. For example, while homeowners with solar panels could use less energy, they could pay more for their utility service, depending on their peak usage. In addition to changes in general rates charged to all residential customers, utilities increasingly are seeking to apply solar-specific charges (which may be fixed charges, capacity-based charges or other rate changes). Thus, changes regarding electricity pricing could materially reduce the demand for solar energy products and services.

The renewable energy industry and energy efficiency industries have historically benefited from the declining cost of solar panels, inverters, wind turbines, smart embedded controls and sensors and our business and financial results may be harmed as a result of increases in the cost of equipment or tariffs on imported components such as solar panels imposed by the U.S. government.

The declining cost of solar panels and the raw materials necessary to manufacture them has been a key driver in the pricing of solar energy systems and customer adoption of this form of renewable energy. With an increase of solar panel and raw materials prices, our growth could slow, and our financial results could suffer. Further, the cost of solar panels, inverters, sensors, controls, electric vehicles and raw materials could potentially increase in the future due to a variety of factors which we cannot control, including the imposition of tariffs, duties, subsidies and/or safeguards or other trade-related costs or penalties or shortages of essential components.

TAX-RELATED RISK FACTORS

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE ANY OF THE CONTENTS OF THIS AGREEMENT AS TAX ADVICE AND ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS CONCERNING THE TAX ASPECTS RELATING TO AN INVESTMENT IN THE COMPANY.

The tax treatment of the SAFT, the purchase rights contained therein and the Token distribution is uncertain and there may be adverse tax consequences for Investors upon certain future events.

Although there are no relevant authorities that directly address the characterization of the SAFT or a Token, or an instrument substantially similar to the SAFT or a Token, for U.S. federal income tax purposes, and the matter is not free from doubt, the Company intends to take the position that a SAFT should be treated as a forward agreement to purchase a membership interest in the Company and that the Token should be treated as a membership interest in the Company for U.S. federal, state and local income and franchise tax purposes. This summary assumes such treatment, except as otherwise indicated. The SAFT requires the Purchasers to agree to take the position that the SAFT constitutes a forward agreement to purchase a membership interest in the Company for U.S. federal, state and local income and franchise tax purposes. Moreover, each Purchaser, by its purchase of a SAFT will acknowledge and agree to treat the SAFT as a forward agreement to purchase a membership interest in the Company and will covenant to take no action inconsistent with such treatment, unless required by law. An investment pursuant to the SAFT and the purchase of Tokens pursuant thereto may result in adverse tax consequences to Investors, including withholding taxes, income taxes and tax reporting requirements.

Alterations of or additions to the Internal Revenue Code could significantly reduce demand for renewable energy, energy efficiency and sustainability programs.

The corporate federal income tax rate has a significant impact on the demand for Solar Investment Tax Credit ("ITC") investment. If there were to be a reduction in the corporate federal income tax rate, a commensurate reduction in both the number of ITC investors in the market and the average amount of ITC investment per investor would ensue. Additionally, there is continuation risk associated with the ITC. In the event that comprehensive tax reform is adopted, the amount of the ITC for solar energy property could be reduced or discontinued altogether prior to the dates established in the current iteration of the Internal Revenue Code. The Internal Revenue Service could also issue guidance negatively affecting the desirability of the ITC to investors. The ITC serves as an important source of financing and incentive for adoption of solar technology and any reduction in the demand for ITC investment could negatively affect our business.

Community solar requires the application of tax credits to third-party owners, performance-based incentives ("PBIs") and favorable regulations.

A tax equity fund is a common means of financing community solar. In a tax equity fund, investors who can take advantage of the federal tax credits and depreciation will provide up to 40% of the project finance. The balance of the financing is provided by sponsor equity. After a five-year period in which the tax credits and depreciation are claimed by the tax equity investors, the ownership flips to the project sponsors, who receive income from PBIs and subscription revenue.

For this common form of community solar to provide a return to the tax equity investors and the project sponsors, the tax equity investors will need to qualify for the ITC, PBIs cannot lose substantial value and the local utility service provider needs to retain VNM. PBIs are most commonly Solar Renewable Energy Credits, or SRECs, which can lose value if the local market becomes overdeveloped with solar energy or if the state government relaxes renewable portfolio standards. If there are changes in tax credits, PBIs and/or regulations, community solar might not be viable in major markets, which would have a negative effect on our business plan.

We are subject to extensive U.S. federal and state tax liabilities, including excise, sales/use, payroll, franchise, withholding, and ad valorem taxes.

New tax laws and regulations and changes in existing tax laws and regulations are continuously being enacted or proposed that could result in increased expenditures for tax liabilities in the future. Many of these liabilities are subject to periodic audits by the respective taxing authority. Subsequent changes to our tax liabilities as a result of these audits may subject us and our members to interest and penalties.

INDECO

BUSINESS STRATEGY

WHITE PAPER



Independent Ecosystem

#woketoken

https://ind.eco/

social@ind.eco

"For by now it must be evident that money is not wealth, but an idea which is concretized for purposes of human intercourse in symbols, or tokens, permitting of payment by take, and that said symbols or tokens have no value in themselves but are only evidence, to use a Biblical expression, of things unseen."

Henry Miller, <u>Money and How it Gets That Way</u>

Abstract

For the first time in history, we can design our own money. Cash isn't just minted by national treasuries as legal tender that is only valid within political boundaries, it now exists on the network as tokens in a blockchain, an indelible ledger of global transactions and exchanges.

At Indeco (which stands for *Independent Ecosystem)*, we're leveraging the power of the blockchain to bring about positive environmental, social and economic change through the development of a new transformation form of commerce: asset-backed tokens.

Our standard unit of measure, the indecoin (INDE, pronounced "indy"), will be derived from a single watt of solar power capacity. The value of a watt of solar power capacity is based on the amount of energy that can be generated, the value of that energy in the local market and the environmental benefits compared to legacy sources of energy.

Because the global economy runs on energy, we believe the value of a watt of power provides a stable foundation for our token and should be sufficiently quantifiable and universal to support a stable, reliable crypto asset, or token, in the global economy.

This unit of measure can then be applied to other goods and services in a variety of domains. For example, energy efficiency projects, electric vehicle and bicycle sharing, urban gardens, microgrids and real estate development can all share some of the attributes of solar energy. Almost any project at the home, office or community scale can be quantified in terms of energy intensity or productivity, environmental and social benefits or impacts, economic costs or improvements and in some cases, effect on quality of life. Indeco intends to develop a platform where the quantification of change in human habitat creates an index of value embodied in our token, indecoin.

To ensure the robustness and potential of our unique token, we established Indeco with these four founding principles:

1. Stability: A bedrock basis of value for each indecoin, which is one watt of power capacity.

2. Growth: Indecoins will be designed to gain value while holders also earn dividends.

3. Freedom: We intend that token holders will participate in a free, transparent, open market for assets, goods and services unencumbered by wasteful administrative systems.

4. Joy: Indecoins will be designed to transform communities around the world into clean, safe, fun, active and social spaces.

Funds from an anticipated ICO under Regulation A+ will be put to work installing solar panels to generate energy, batteries for energy storage, microgrids for energy distribution and energy efficiency systems for smart dwellings. Token holders will share in the ownership of these assets, and receive dividends as revenue is collected from the beneficiaries of the shared assets.

Indeco gives you the opportunity to pre-purchase tokens that not only have the potential to generate profit, but also to make the world a better place. We anticipate monthly dividend payments for token holders in addition to an expected increase in token value.

The Indeco Platform

Our economy, even our whole civilization, is based on flawed, obsolete industrial-age economic models. Interestingly, we've coded those models into our tokens.

Cryptocurrencies such as Bitcoin, ether and ripple, and national fiat currencies like the dollar ruble and yen, all have value because we believe they have value. When we purchase items or exchange currencies we establish the relative value of the money we are using as legal tender. This value is based on our belief in the relative scarcity of the items we wish to purchase and the scarcity of the money we use to consummate the transaction. After generations of gold, precious metals and national debt as the foundation of liquidity in our economy, we have become almost hard-coded for scarcity and the associated stress of acquiring resources and gaining wealth.

To create a belief in the value of alt-coins such as Bitcoin, ether and ripple, scarcity-based metaphor systems and symbolic logic are employed, such as "mining," "gas" and "proof of work," as if the blockchain has simply replaced carbon-based life-forms with silicon-based functions wearing hardhats and headlamps while chipping away at rock with picks and hammers in search of precious metals and virtual gems, hitting the chuck wagon at lunch and punching the clock at the end of an exhausting day.

We believe the reason for this is simple: we equate value with scarcity, wealth with power and entitlement with control. We were raised in a zero-sum world with a win-lose mindset and have come to believe that the laws that govern the distribution of resources are as inescapable as those that govern physics.

Other tokens move beyond simple belief systems to a value based on digital resources such as file storage space, computer processing and access to the social graph.

File storage, computer processing and social networks are critical attributes of the digital world, and migrating these services to a blockchain may add significant value and efficiency to the network by decentralizing access controls and establishing secure, anonymous transactions. Still, value in the digital world is primarily symbolic, based on our beliefs and interpretations of the assemblage of bits and bits into recognizable arrays of pixels, processes and personas. As immersed as we are in the virtual world of the internet, pressing matters outside our computer systems demand our attention.

The Challenge of Waste in the Global Economy

We believe our world, as an ecosystem, is collapsing from the continued exploitation of global resources through wasteful extraction and industrial economies. It's more than a bit ironic that by artificially developing scarcity in an almost limitless digital world, cryptocurrencies have become extremely energy intensive. Even our metaphor systems and symbolic logic despoil nature and subjugate populations to mine useless containers of perceived value we call "wealth."

In the global economic system, many aspects of wealth creation may appear as a form of waste. Through companies, banks, assets, liabilities, commodities, exchanges, stocks and bonds, value is extracted at every opportunity by speculators, while fees are paid to lawyers, accountants, brokers, exchanges, escrow agents, bankers, trustees, analysts and a myriad of peripheral service providers. We believe the investors, agents and entities that benefit the most from this system do so by reducing the wealth of other market participants, such as suppliers, workers and customers. Costs and wages are an impediment to profit, making our economy a zero-sum scheme.

We believe that if we simply recreated this wasteful mess of a civilization in blockchains and tokens, we would see some important incremental efficiency improvements, but we would have squandered the opportunity to break through to a new conscious economy, or what we call Indeco, the Independent Ecosystem.

Scaling the Minimum Viable Civilization

Indeco as a Company, network and platform will require four primary blockchain roles, the Investor, Supplier, Partner and Customer, to effectively scale the deployment of the assets, goods and services ("Assets") necessary to help lower energy costs, reduce greenhouse gas emissions and improve quality of life. The individuals and organizations filling these roles will interact through the Indeco platform, with activities governed by smart contracts on the Ethereum blockchain. In some cases, the same individual or organization may take on multiple roles on the platform by owning multiple smart contracts.

We intend for the flow of funds in payments and collections between holders of smart contracts to be in ether, with invoices and payments between holders listed in ether, the local fiat currency and indecoins. Because each indecoin will represent a watt of power, we hope that it won't be too long before participants on the platform begin to think in terms of watts as the primary unit of value, and quickly translate to their local currency or ether as necessary for assessing value.

The Indeco platform is expected to calculate the applicable exchange rate between indecoins (watts), ether and local currencies based on the volume-weighted average daily price of ether and the local currency across exchanges and indexes in the 24-hour period (Eastern Time) before an invoice is issued or payment is made. To help limit volatility, indecoins will be the standard currency on the Indeco platform and we intend that Indeco will bear the short-term cryptocurrency and fiat currency fluctuation risk, and collect or payout the amounts committed in a smart-contract invoice at the applicable exchange rate and facilitate the exchange to the local currency if desired by the holder.

Each role will be associated with a separate smart contact, which is also sometimes referred to as a token. An overview of the roles and associated smart contracts follows.

HOW INDECOINS CAN INCREASE
IN VALUE & PAY DIVIDENDS

1. Token issued by Company

SEC
Regulation
A+ ICO



Each Indecoin issued will represent one watt of solar power capacity added to the network

2. Proceeds collected from ICO token crowd sale

65% expected to pay Suppliers for energy assets



20% expected to be paid to Company expenses

15% expected to be paid to independent Partners

3. Assets deployed, subscription revenue stream initiated

70% of revenue stream expected to be paid to Token Investor



30% of revenue stream expected to be paid to the Company

4. Dividends distributed monthly to token Investor

Token expected to gain value, investor receives Distributions



The Investor Token: indecoin or INDE

We expect that the investor will begin the cycle of energy asset creation by purchasing indecoins in a token-generating event such as an ICO. Indecoins will be ERC20 compliant Ethereum smart contracts, meaning that they may be bought or sold on the secondary market through standard cryptocurrency or token exchanges, with an important caveat. Because we intend to comply with relevant securities laws and regulations, we intend that indecoins will be available on SEC and FINRA-compliant Alternate Trading Systems (ATS), such as exchanges currently being launched or StartEngine's secondary market trading system. Over time, we expect more cryptocurrency and token exchanges to become compliant.

Each indecoin will represent a one-watt unit of ownership in Indeco, LLC, which is wholly-owned by Applied Philosophy Lab, P.B.C. We intend that approximately 65% of the amount collected by Indeco from investors in an anticipated token sale will be paid to Suppliers for the provisioning of assets, goods and services, approximately 15% will be reserved for the compensation of Partners, who tailor offerings to meet the needs of local community members, and approximately 20% will be paid to Applied Philosophy Lab for research and development, sales, marketing and administrative expenses.

As Customers make payments for the assets, goods and services, we intend that about 70% of the revenue collected will flow to the token holder as dividend payments and the balance will be paid to Applied Philosophy Lab to support the operations and maintenance of both Indeco and the deployed assets.

The Supplier Smart Contract

We expect that suppliers on the platform will propose Assets for deployment in homes, businesses and communities through an intake process on the platform. The platform is intended to quantify the value of the Assets for each potential Customer in terms of energy generation or efficiency, economic benefits, positive environmental or social attributes and quality of life improvements.

Each of these will be rated in relation to the value of a watt of solar energy as the foundational unit of measure. In some cases, a proposed Asset might have outsized economic benefits, and negative environmental impact, or on the contrary, be costly in economic terms and have substantial environmental, social or quality of life benefits.

In each case, the purpose of the platform will be to transparently present the Assets so they can be selected by Customers based on their quantifiable attributes in the context of the Customer's home, business or community.

Community Solar provides a useful example of an Asset and the Suppliers involved. Community Solar is a program where the electricity generated by the solar energy system is shared by more than one remote subscriber through virtual net metering. The program is available in 16 states, with the most economically advantageous being DC, MA, MD, MN & NY. Community Solar suppliers include installers, equipment manufacturers and distributors, electricians and property owners who lease rooftops or fields to host the systems. Ownership in the Community Solar assets would be shared by the Investors, who would receive dividends from the Customer subscription stream.

The Partner Smart Contract

We expect that partners will be independent representatives who work with community members, including property owners, real estate developers, schools, churches and businesses, to adopt energy generation, storage and efficiency solutions. Partners may also be businesses, such as realtors, insurance agents or retailers.

States, counties and municipalities may also serve as Partners, encouraging their residents and citizens to participate in clean energy and energy efficiency programs. Non-profits may participate by promoting programs to members, and companies may do the same with employees.

We intend that partners will receive marketing support and training to properly represent the Suppliers and Assets in the communities they serve.

The Customer Smart Contract

We expect that customers will benefit from the energy generated, stored and saved in the ecosystem and will also receive benefits from the controls that respond to their needs. The customer's smart contract is intended to be a convenient way to pay for ongoing monthly expenses and provide access to a wide range of goods and services at expected below market rates.

The Customer Smart Contract is expected to protect the customer with service level guarantees, workmanship and equipment warranties, support, ratings and other important forms of protection.

The Indecoin Token

Central to the operation of the Indeco network will be the token proper, the **indecoin**. We intend that the token will act as a store of value, an asset which can be traded and sold, and a method by which dividends, payments, and money can be distributed. The token holders, or investors, will be an essential player in the Indeco ecosystem; here we will detail how the token is intended to operate and how the holder will interact with it.

The Technology Underlying the Token

At its heart, the indecoin is expected to be an asset-backed token deployed to the Ethereum project's blockchain. What this means is that there is a small piece of software -- the so-called *smart contract* -- that resides on the computers that run the blockchain. And as with all such smart contracts, the underlying blockchain provides the attributes and services that make the operation of such contracts safe and secure:

- The operation of the contract is **distributed** to help prevent a bad actor from exploiting a centralized repository.
- The data on the contract -- who owns tokens, how many are owned, what their payouts and values are, etc. -- are **transparent** and managed by **consensus** algorithms that help prevent any participant from cheating.
- The data associated with the activity of the tokens -- trades, payouts, etc. are intended to be **immutable**. Once a token is sold or traded, for example, no one should be able to claim that it hasn't been.
- The **provenance** of any token or data item concerning a token should be fully traceable throughout its lifetime.
- Interactions on the block chain are intended to be highly **secure**, making use of cutting-edge cryptographic technologies.

The token itself will be created with attributes that are essential to its operations. Chief among these will be **tradability** and **payment management**. Tradability is needed so that the tokens may be bought, sold, and traded. Payment management is needed to track the payments made to (and disbursements taken by) the holders of the tokens. We believe indecoin may be one of the first dividend-bearing tradable tokens released on the Ethereum blockchain.

The *interactions* between these requirements (tradability and payment management) need to be carefully managed. To understand this, it helps to understand that a token, at its most basic level, is merely a number in a ledger. And because *numbers* are the same -- there is no difference between one 5 and another 5 -- the tokens themselves are all the same. If a holder transfers or trades a token to another person, one account is decremented and another is incremented. It doesn't matter *who* transferred the tokens or *which* tokens were transferred: the new recipient's balance will be incremented equivalently. What's more, it *must* be that way. The markets on which people trade tokens (spoken of a bit below) have no way of distinguishing one token from another. A token is a token is a token.

Because of this, there is no way of attaching the details of a token's history -- what payments and withdrawals have been made -- to a token itself. Thus the indecoin contract must contain the data needed to track this history. This is necessary so that holders have access to their payments, even after they trade their tokens. The indecoin's smart-contract becomes its own mini account ledger, in addition to being a tradable token.

Tradeability

Indecoin will implement the ERC-20 Token Standard, which is an interface specified by the Ethereum Foundation to help ensure interoperability between tokens such as indecoin and the services that use them, such as wallets, exchanges, trackers, etc. The standard specifies several public functions and data items that are intended to allow any compliant tokens to be sold, traded, and tracked.

There are several markets and exchanges for blockchain tokens, and it is important for indecoin to support this standard so that it may be traded on one of these exchanges. Below is a screenshot of one of the more active current markets, liqi.io



The full operation of the standard is beyond the scope of this discussion, but it will be useful to sketch out two use cases: a transfer of a token and a third-party transfer.

Transferring a Token

A token can be transferred by the token's owner when the owner of the token executes the smart contract's transfer() function. This subtracts the tokens from the current owner's balance and transfers them to the new owner's balance. When this happens a Transfer event is emitted on the blockchain. Again, it is important to remember the intended **immutability** and **transparency** of the blockchain: once this transfer it made, it is *permanent* and *non-repudiable*.

The transfer is a straightforward process, but it is peer-to-peer and doesn't make arrangements for things like payments to be made as part of the transaction. Because of this almost all transfers -- and *all* transfers on the markets -- are performed by a third-party.

Third-Party Transfers

A third-party transfer allows a third party -- almost always an exchange or market -- to mediate an exchange of tokens between parties. This is a multi-step process, and to make the process easier to follow, we'll step through a demonstrative use case: A token holder, Alice, wants to sell 100 of her tokens for $500.00 (which, for the sake of argument, we'll say is a reasonable market price).

When Alice logs into her account on the exchange, by conveying that she wants to sell 100 tokens she is granting approval to the exchange for transferring up to 100 of her tokens to another account. This is done through the approval interface to ERC-10:

```
function approve(address _spender, uint _value) returns (bool success);
```

The function allows the market (the _spender in the above signature) to transfer _value tokens (in this case, 100).

When a buyer for the token -- in this case, Bob -- is found who is willing to pay the requisite price:

- The money ($500) is transferred from Bob's account to Alice's (transaction fees will be assessed by the market and charged to the seller, buyer, or both, based on the market's operation.)
- The transferFrom interface is executed, transferring the tokens from Alice to Bob.
- A Transfer event is emitted.

As an example, the following shows a version of indecoin deployed to a public testing network (ropsten), as displayed by a blockchain explorer. There are three token transfer events shown.

ROPSTEN
Etherscan
The Ethereum Block Explorer
ROPSTEN (Revival) TESTNET
Search by Address / Txhash / BlockNo
GO
HOME
BLOCKCHAIN
ACCOUNT
TOKEN
CHART
MISC
ERC20-TOKEN IndicoinV0
Home / TokenTracker / IndicoinV0
TokenTracker Summary
Reputation UNKNOWN
Total Supply: 2,000,000 IND
Value per Token: $0.00
Token Holders: 2 addresses
No.Of.Transfers: 3
Contract Address: 0x8adb11256872d36b2b0e99fe6375b8e943338d2c
Token Decimals: 18
Official Links: Not Available, Update ?
Search/Filter By:
Enter Token Address or TxHash
Apply
Token Transfers
Token Holders
Read Smart Contract
A Total of 3 events found
First
Prev
Page 1 of 1
Next
Last
TxHash
Age
From
To
Quantity
0xae3f7d186ca0f... 50 secs ago 0x00242c11cdbb... 0x75a0d93a8aa1... 500000
0x30da1a3b7371... 2 mins ago 0x000000000000... 0x00242c11cdbb... 1000000
0x8bd68b48794d... 9 mins ago 0x000000000000... 0x000000000000... 1000000
[Download CSV Export]

Payment Management

The second important function of the indecoin contract is the tracking and disbursement of payments. Indecoin will be *asset-based*, and there needs to be a way of distributing payments and dividends to the token holders. The contract must track:

- What payments have been made,
- Who owns the tokens, and how many they own and
- What disbursements have been taken.

We intend that the indecoin smart contract will track the payments and disbursements made to the token holders. It may be illustrative to walk through an example of how this may work:

- Indeco makes a payment to the contract. This is done by converting USD to Ether and paying it into the contract address.
- The contract code accounts for the payments, the number of tokens issued, and the balance of tokens for each token holder's account.
- The ether payment is divvied up amongst the token holders based upon their holdings and the total pool of tokens.
- The ether can be withdrawn from the account at the discretion of the token holder. It could be left as ether or converted to USD via a public ether marketplace.

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We expect these payments to accrue in the holders' accounts, to be withdrawn and used as they see fit. Should they trade or sell their token they should still have access to their payments, but the transferred tokens will no longer accrue payments into their account; the new owner will now see the payments accrue.

The Indeco Economy

We believe the modern industrial economy is extremely wasteful, in terms of both resources consumed and economic overhead. Fossil fuels form the basis of most of the energy consumed in electricity generation and transportation. Forced obsolescence assures the replacement of appliances and electronics well before the end of their useful life. We think that carpeting, furniture and other household items are durable enough to support an organized aftermarket, rather than yard sales and garbage dumps.

We believe the drive for profit taking, speculation and growth at all costs is a major force behind all this waste.

At Indeco, we hope that the smart contract relationship, transparency of value and direct interactions between suppliers, distributors and customers on the Indeco platform can substantially reduce this waste. The value of each of the available goods and services will be quantified in terms of economic benefits, energy efficiency, environmental or social benefits and quality of life.

Productivity gains may be measured at the individual and municipal scale, and every unit of community in between.

The Indeco network and platform is intended to serve the community by recording and analyzing events, optimizing pricing and rating performance. We expect that delivery of goods and services can improve and waste can be continually reduced in the system. Reduced waste should increase the benefits for every network participant. Our goal: Suppliers improve margins, Partners increase compensation, Customers save more money and Investors increase their yield.

<u>The Watt of Power as a Unit of Value</u>

We believe the value of most currencies and cryptocurrencies are fairly arbitrary. They are based on a consensual belief system. We are willing to sell goods and services for dollars and Bitcoins, because we believe someone else will accept the same unit of exchange at about the same relative value when it's time to procure a good or service.

Recently, tokens expanded from purely symbolic values (mining, proof of work) to virtual assets (such storage space on the network, computing resources or social graphs).

For Indeco, we selected a unit of measure that we believe will provide a solid framework of value in almost any context. Energy is necessary to support modern life, and power capacity is the foundation for energy availability.

A watt of solar power is potential energy. Every watt, once it's deployed, has different energy, economic and environmental attributes. Here's an example of two homes on the same block.



7 kW installation	5109 Yuma Place	5113 Yuma Place
Production	1,586 kWh/kW	1,211 kWh/kW
LCOE	$0.04746/kWh	$0.06215/kWh
Avoided costs	$0.07754/kWh	$0.06285/kWh
Annual SREC value	$4,409	$3,366
Overall cost of energy w/ PBIs	-$0.11/kWh	$0.005/kWh

Source: Google Sunroof

The home at 5109 Yuma Place is expected to produce 1,586 kWhs of electricity (energy) for every kW of power capacity. That's because the panels would be facing south. The home at 5113 Yuma Place is expected to produce 1,211 kWhs of electricity for each kW of power, because the facets are facing east and west.

Because of the strong incentives in this city, the home at 5109 Yuma is expected to have a negative electricity cost. The home at 5113 is expected to have a cost of electricity of about half a penny a kWh. Although this is still pretty cheap, considering the average utility rate in the US is about $0.12.

These two houses on the same block vary greatly. The value of a watt of solar power in various states and counties varies even more. The primary factor is the cost of conventional legacy electricity from the power company, and incentives and intensity of sunlight are also important factors.

We expect that Indeco will maintain an index of solar sites around the globe, and establish a current value for a watt of power. By quantifying a watt in terms of energy, economic, environmental and quality of life benefits, we believe the value of an indecoin can be established and potentially applied to a wide variety of goods and services.

Our Anticipated Initial Coin Offering

We intend to hold our ICO under the SEC's Regulation A+, potentially allowing us to raise $50,000,000 each year through token sales.

We hope you'll join us on our journey!

INDECO

MANAGEMENT

The following are the directors, officers and founder of Applied Philosophy Lab, P.B.C., our Parent Company:

Name	Position	Term of Office
Joseph Tutela	Chief Executive Officer and President; Director	11/7/2017 to present
David Levine	Secretary and Founder	11/7/2017 to present
Paul Feldman	Chairman of the Board	11/7/2017 to present
Russ Bruemmer	Director	11/7/2017 to present
Denise Denson	Director	11/7/2017 to present
Jeff Hembrock	Director	11/7/2017 to present
David Heyman	Director	11/7/2017 to present

BOARD OF DIRECTORS

The Board of Directors (the "Board") of the Parent Company currently has six members, consisting of: (a) the CEO of the Corporation, Joseph Tutela; (b) the Board Chairman, Paul Feldman, appointed as such by the CEO and elected by the holders of our common stock; and (c) four independent directors elected by the holders of our common stock, which include (i) Russ Bruemmer, (ii) Denise Denson, (iii) Jeff Hembrock and (iv) David Heyman.

Paul Feldman

Paul Feldman has been a Board Director of Opus One Solutions since August 2016, of EnergySec since January 2014, and of AMP Electric since August 2013. The past four Energy Secretaries have appointed Mr. Feldman to serve on the NCC and advise on matters related to transmission. He also serves as a member of the National Renewable Energy Laboratory in Golden, CO, on the Energy Systems Integration Technical Review Panel. He is past Chairman of the Midcontinent Independent System Operator, and a past Board member of WECC in the Western Interconnect.

Mr. Feldman began his career with AT&T and Bell Labs where he remained for 20 years in positions of increasing responsibility until leaving as vice president of Consumer Products. While at AT&T, he held senior positions in marketing, sales, R&D and manufacturing. After leaving AT&T, he served as chief executive or vice president at Novell, Inc., Geoutilities, Inc., Columbia Energy, UtiliCorp United, AES, and AT&T/Lucent Technologies. He achieved the Professional Director certification and is a Board Leadership Fellow at the National Association of Corporate Directors.

Russell Bruemmer

Russ Bruemmer joined the law firm of Wilmer, Cutler, Pickering (now WilmerHale) in 1981 after serving as Chief Counsel-Congressional Affairs for the Federal Bureau of Investigation. He became a partner in 1985. Mr. Bruemmer served as General Counsel of the CIA from 1987 to 1990, when he returned to the firm. His practice focused primarily on financial services institutions, including the negotiation and documentation of acquisitions and divestitures, joint ventures and financing transactions; resolving enforcement actions and conducting internal investigations; and on corporate governance and corporate structuring matters in a variety of industries. Mr. Bruemmer served as a partner, from November to December 2014, and as a senior counsel, from January to April 2015, in the firm's Financial Institutions Group (where he also served as its Chair), its Corporate Transaction Group and its Defense and National Security Group, and retired in 2015. Since his retirement, Mr. Bruemmer has served as an advisor and board member of several emerging businesses.

Mr. Bruemmer counseled clients on the regulation of financial services, and also on regulatory issues and transactions involving, technology, energy and other industry sectors. He also represented audit committees and special committees in corporate investigations and other special assignments. These assignments involved both US and international transactions, a number of which required compliance with one or more applicable regulatory regimes.

After clerking for Judge William H. Webster on the US Court of Appeals for the Eighth Circuit, Mr. Bruemmer was appointed Special Assistant to the Director of the Federal Bureau of Investigation in February 1978. Mr. Bruemmer served in that position until June 1980, when he became Chief Counsel-Congressional Affairs for the FBI, a position he held until he joined the firm in 1981. Mr. Bruemmer also served as Special Counsel to the Director of Central Intelligence from September 1987 to January 1988 and as the Central Intelligence Agency's General Counsel from January 1988 until March 1990. At the

CIA, Mr. Bruemmer managed an office of 60 lawyers and was the senior legal officer for the Agency and the Director of Central Intelligence.

Denise Denson

Denise Denson ended a successful twenty-three year career at Viacom (a multi-national media company with television, motion picture, online and mobile platforms in over 160 countries) as the Executive Vice President of Global Content Distribution and Marketing at Viacom, from January 2015 to December 2016, where she developed and implemented worldwide distribution strategy to generate incremental revenues across two separate divisions, Paramount and Viacom Media Networks. Ms. Denson was one of eight direct reports to the Chairman and Chief Executive Officer of Viacom. In this position, Ms. Denson was regarded as a high-impact leader with deep experience transforming and expanding media businesses in global markets through developing and implementing sales, marketing, business development, and operations strategies. Prior to this role, Ms. Denson was Executive Vice President, Content Distribution from January 2014 to December 2014, where she led both traditional and digital content for 26 channels including Nickelodeon, MTV, VH1, and Comedy Central, and consistently grew revenues over ten years from $1B to $4B annually.

Since leaving Viacom at the end of 2016, Ms. Denson has become a highly sought-after advisor and media consultant engaged by domestic and international media and telecommunications companies, content creators, leading investment banks, private equity firms, media entrepreneurs and start-ups.

Jeff Hembrock

Jeffrey V. Hembrock, has held a successful thirty-eight year career at the Miller Brewing Company ("Miller"), an American beer company and then subsidiary of SABMiller plc (LON:SAB), and served as Miller's President and SABMiller plc's President of Market Development in the Americas, from November 2009 to November 2016 when he retired due to the sale of the company to ABInbev (NYSE: BUD). In this role he was responsible for the sales, marketing, supply chain and distribution of SABMiller products to 36 countries around the world. Mr. Hembrock holds a B.S. in Operations Management from the Pennsylvania State University and an M.S. in Business Management from Cardinal Stritch University where he is currently Executive in Residence. He has also completed an executive management development program at Oxford University's Said School of Business.

David Heyman

David Heyman founded and has co-led Smart City Works, a next-generation business accelerator focused exclusively on innovation and commercialization of infrastructure technologies that improve the livability, operations, and resilience of cities since October 2015. He also has served as a commissioner on the District of Columbia's Homeland Security Commission; a visiting senior fellow at the Nanyang Technological University in Singapore; a member of the Aspen Homeland Security Strategy Group; and the CEO of Tektonics Global, a management consulting firm working with businesses and governments to build smarter, safer, and more resilient cities.

Mr. Heyman has over two decades of executive experience at the highest levels of government and the private sector, working in innovation and risk management as a strategist, thought leader, and recognized expert in national security, energy policy, and international affairs. He has held senior positions at the White House (1995-1998), US Department of Energy (1998-2001), and US Department of Homeland Security (2009-2014). Most recently, he was the Assistant Secretary for Policy at DHS, a senate-confirmed position where, as a member of the Department's management team, he led global efforts and initiatives in counterterrorism, cybersecurity, building resilience, and critical-infrastructure protection. Previously, Mr. Heyman founded and directed the Homeland Security Program at the Center for Strategic and International Studies (2001-2009), and taught security studies and science and technology policy as an adjunct professor at Georgetown University (2006-2009). Before entering government, Mr. Heyman worked for nearly a decade as a computer systems software engineer, and head of international operations for a firm specializing in industrial automation, robotics, and supply-chain management systems for Fortune 100 companies. He holds a Bachelor's degree in biology from Brandeis University and a Master's in international relations and economics from the Paul H. Nitze School of Advanced International Studies at Johns Hopkins University, where he graduated with the highest level of distinction.

CHIEF EXECUTIVE OFFICER AND PRESIDENT

Joseph Tutela

Joseph Tutela was appointed as the Parent Company's Chief Executive Officer and President and elected as a director on November 7, 2017. Prior to joining our team, Mr. Tutela served from April 2015 to November 2017 as the Vice President, Engineering for Geostellar, a solar energy platform, where he set engineering processes and targets, led all software development teams, projects and efforts and worked to continually improve quality and velocity. Mr. Tutela was also responsible for all the builds and DevOps systems and processes. Mr. Tutela was a hands-on developer, building critical systems on the full stack, including front-end, middle tier and back-end databases. From May 2014 to April 2015, Mr. Tutela was the Director of Engineering at Geostellar. Previously, Mr. Tutela served as the lead software engineer for GimiApps and as a software developer for RedPrairie. Mr. Tutela graduated from Marquette University with a bachelor's degree in Computer Engineering.

SECRETARY AND FOUNDER

David Levine

David Levine founded Indeco to finance the transition to the Solar Age through a blockchain-based shared ownership model. Mr. Levine was appointed as the Parent Company's Secretary on November 7, 2017.

He currently serves, and since 2010 has served, as Chairman & CEO of Geostellar, which he founded in 2010 to provide an efficient solar energy marketplace. Geostellar has a patented platform that tailors a solar plan to best meet the unique energy needs of individual homes or businesses. Prior to Geostellar, Mr. Levine engaged in a number of entrepreneurial endeavors, including a video game technology platform and a marketplace for the exchange of whole loans and loan portfolios between financial institutions. Mr. Levine held a variety of business and technical leadership roles for geospatial pioneers, where he conceived some of the "big-data geomatic" models and simulations that provide the foundation for Geostellar's instant, interactive solar simulation. Mr. Levine has also served as executive director of the National Technology Transfer Center and as Director of Technology and Transformation in the West Virginia Development Office. Mr. Levine graduated from Yale University with a degree in Philosophy, and he was awarded the Rackham Memorial Fellowship in Poetry at the University of Michigan.

RELATED PERSON TRANSACTIONS AND CONFLICTS OF INTEREST

From time to time the Parent Company or the Company may engage in transactions with Related Persons. "Related Persons" are defined as any director or officer of the Parent Company or the Company; any person who is the beneficial owner of 20 percent or more of the Parent Company's or the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Parent Company or the Company; any family member of any of the foregoing persons or an entity controlled by any such person or persons. In addition, from time to time the Parent Company or the Company may enter into transactions or relationships which may give rise to a conflict of interest with the Parent Company or the Company, their operations and their stockholders or members ("Conflicts of Interest").

The Parent Company's and the Company's transactions with Related Persons and Conflicts of Interest are set forth below:

The Founder and Sole Stockholder is the CEO of Geostellar

The primary conflict of interest that affects the Company is that our Founder and the sole stockholder of the Parent Company, David Levine, serves as the CEO of Geostellar, Inc., a company with a patented platform that tailors a solar plan to best meet the unique energy needs of individual homes or businesses, and effectively controls Geostellar through representation on Geostellar's board of directors. Efforts by Mr. Levine to maximize the value of Geostellar's business interests could conflict with the interests of the Company.

In addition, we may enter into solar project development agreements or financing agreements with Geostellar for technology to support our token sales and ongoing operations. Once we have sufficient capital through an anticipated ICO, we may finance the development of projects originated by Geostellar. In order to manage potential conflicts of interest, all agreements with Geostellar will be approved by the Parent Company's Board of Directors and executed by Paul Feldman, its Chairman of the Board.

INDECO

OWNERSHIP AND CAPITAL STRUCTURE

OWNERSHIP AND CAPITAL STRUCTURE

THE COMPANY

The Company is a limited liability company organized under the laws of the State of Delaware on November 3, 2017**.** The Company will have two classes of membership interests, voting membership interests (the "Voting Units") and the Tokens.

Outstanding Voting Interests

All of the issued and outstanding Voting Units are currently owned by the Parent Company**.** Other than the Voting Units held by the Parent Company, the Company has not issued or sold any other securities since inception**.** For the issuance of the Voting Units, the Parent Company relied on the private placement exemption of Section 4(a)(2) of the Securities Act.

Voting Rights

The Voting Units entitle the Parent Company to vote on all matters submitted to the members of the Company. The holders of the Tokens will have no voting rights. As a result, all matters requiring the vote of members will be determined by the Parent Company.

Distribution Rights

Distributions will be made when and as determined by the Parent Company in its role as manager of the Company. We currently intend that the Parent Company (as holder of the Voting Units) will be entitled to receive distributions equal to approximately 30% of any aggregate amount distributed that is related to the revenue collected from those who benefit from the specific assets deployed by the Company as a management fee. The remaining approximately 70% of such aggregate distribution amount will be distributed pro rata to the holders of the Tokens. Any amounts that the Parent Company determines are reasonably necessary to pay the Company's expenses (including any management fee), fund the Company's investments and create reserves for the Company's obligations and activities will reduce the amount of cash available for distribution.

Right to Receive Liquidation Distributions

In the event of the liquidation, dissolution, or winding up of the Company, or the occurrence of any other liquidation transaction, we intend that the Parent Company (as the holder of the Voting Units) will be entitled to approximately 30% of the aggregate net assets legally available for distribution to the members of the Company after the payment of all the Company's debts and other liabilities (the "Net Asset Amount"). The holders of Tokens will share ratably in the remaining approximately 70% of the Net Asset Amount.

Expenses

The Company will bear all costs and expenses incurred in connection with the Company's formation and organization, the offering, marketing and sale of the SAFTs and Tokens and the Company's business, including originating, evaluating, acquiring, owning, hedging, financing, reviewing and disposing of any Company asset or potential Company asset (and will reimburse the Parent Company and its affiliates for any such costs and expenses paid or incurred by the Parent Company and its affiliates), including fees and expenses of legal counsel, accountants, appraisers, investment bankers and other third party consultants and advisors.

The Parent Company or its affiliates may provide accounting, legal and reporting functions that may otherwise be performed for the Company by third parties and, in such event, the Company will reimburse the Parent Company or such affiliates at cost for such services, including employment costs and related overhead expenses allocated thereto as reasonably determined by the Parent Company based on time expended by the persons who perform such services.

Parent Company Business

Neither the Parent Company, any of its affiliates nor any of its or their respective directors, officers, shareholders, members, partners, employees, trustees or agents (all such persons and entities, including the Parent, the "Parent Related Parties") will be subject to any exclusivity or have any duty to the Company other than to the extent required by law. The Parent Related Parties may have, from time to time, information that may be of interest to the Company (including, by way of example only and without limitation, regarding (i) the Company's technologies and plans, (ii) current or future investments or acquisitions by the Company or (iii) other activities of the Parent Related Parties that may be competitive with the Company), and none of the Parent Related Parties shall have any duty to disclose any such information to the Company or permit the Company to participate in any activities based on any such information or to otherwise take advantage of any opportunity that may be of interest to the Company if it were aware of such information.

Indemnification and Exculpation

The Company's limited liability company agreement will provide that none of the Parent Related Parties will be deemed to violate such agreement or be liable, responsible or accountable in damages or otherwise to any Investor or the Company for any action, failure to act or errors in judgment, unless it is established that such violation or liability is attributable to such person's fraud, gross negligence, willful misconduct, violation of the securities laws of any applicable jurisdiction (which violation had, or is reasonably likely to have, a material adverse effect on the Company's business or affairs), conviction of a felony involving bribery, fraud, embezzlement, misappropriation of funds or similar felony. The Company will indemnify and hold harmless any person or entity (an "Indemnified Party") who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including any action by or in the right of the Company) by reason of or arising from any errors in judgment, acts or omissions (or alleged acts or omissions) on behalf of the Company or in furtherance of the interests of the Company arising out of the Indemnified Party's activities as a Parent Related Party, in each case against losses, damages or expenses (including attorneys' fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred by such Indemnified Party in connection with such action, suit or proceeding and for which such Indemnified Party has not otherwise been reimbursed, unless it is established by a court of competent jurisdiction in a final non-appealable order that the act or omission of the Indemnified Party was material to the matter giving rise to the action, suit or proceeding and such Indemnified Party acted in bad faith, violated the securities laws of any applicable jurisdiction (which violation had, or is reasonably likely to have, a material adverse effect on the Company's business or affairs), was convicted of a felony involving bribery, fraud, embezzlement, misappropriation of funds or similar felony or acted in a manner constituting fraud, gross negligence or willful misconduct.

Amendments and Waivers of the Limited Liability Company Agreement

From and after the issuance of the SAFTs, the Parent Company may amend the Company's limited liability company agreement without the approval of any Investors in SAFTs.

Indebtedness

As of November 9, 2017, the Company had no material outstanding indebtedness.

THE PARENT COMPANY

The following table shows the owners of 20% or more of the voting securities of the Parent Company, as of November 9, 2017.

Beneficial Owner	Amount and class of securities held	Percentage voting power
David Levine	830,000 shares of common stock	100.00%

Mr. Levine purchased all of the shares of common stock from the Parent Company on November 8, 2017, at a price per share equal to the par value of the common stock, or an aggregate purchase price of $830. For the issuance of common stock, the Parent Company relied on the private placement exemption of Section 4(a)(2) of the Securities Act.

Other than as noted above, the Parent Company has not issued or sold any other securities since inception.

INDECO

TERMS OF THE SECURITIES

TERMS OF THE SECURITIES

The Company is offering for sale Simple Agreements for Future Tokens (each, a "<u>SAFT</u>" and, collectively, the "<u>SAFTs</u>").

Each SAFT represents the right to receive in the future indecoins of the Company (the "<u>Tokens</u>"), the Company's proposed digital token if and when the Company consummates a *bona fide* transaction or series of transactions, pursuant to which it will sell the Tokens to the general public in a publicized product launch (the "<u>Network Launch</u>"). The Company anticipates that the Network Launch will take place concurrently with an offering of Tokens pursuant to Regulation A+ promulgated under the Securities Act (an "<u>Initial Coin Offering</u>").

The Tokens will be issued to SAFT holders at a 40% discount to the minimum price per Token sold by the Company during the Network Launch, as further described below.

Amount of SAFTs Offered

In this Offering, we expect to issue up to an aggregate purchase amount of $744,000 in SAFTs (the "<u>Maximum Offering Amount</u>"). Oversubscriptions will be allocated in the Company's sole discretion. If we raise more than the Maximum Offering Amount in this Offering, we expect to issue additional SAFTs pursuant to other offerings, which may include an offering under Regulation D promulgated under the Securities Act for investors who are accredited investors or an offering otherwise exempt from the registration requirements of the Securities Act.

The Company may issue an unlimited amount of SAFTs after the conclusion of this Offering. Because the proceeds from the issuance of the SAFTs are intended to provide for the development of the Network and the Tokens, and not for the deployment of any assets, any return that Investors receive on the SAFTs or underlying the Tokens may be diluted by the total amount of SAFTs issued.

Price of SAFTs Offered

We have arbitrarily set the price of the SAFTs. The price should not be considered an indication of the actual value of the SAFTs and it not based on our valuation, prior earnings (of which there are none) or any other factors. The price of the Tokens will be set at the time of Network Launch and will depend on a number of factors.

Amendment of SAFTs

Each SAFT will be one of a series of similar instruments entered into by the Company from time to time. Any provision of the SAFTs may be amended, waived or modified only upon the written consent of the Company and the holders of a majority, in the aggregate, of the purchase amounts paid to the Company with respect to all SAFTs outstanding at the time of such amendment, waiver or modification.

Automatic Conversion of SAFTs and Tokens Issuable upon Conversion

Upon a Network Launch, the Company will issue to each holder of a SAFT a number of Tokens equal to the aggregate purchase amount of the SAFT divided by the Discount Price.

The "Discount Price" means the minimum price per Token sold by the Company to the public during the Network Launch multiplied by the Discount Rate.

The "Discount Rate" means (1 - 40%).

The Company has ultimate discretion as to whether or not a Network Launch has occurred, and Investors have no right to demand conversion into Tokens.

For illustration only, the following calculation shows the number of Tokens issued upon conversion of a SAFT with an aggregate purchase amount of $150.00, assuming a minimum price per Token sold by the Company to the public during the Network launch of $1.00:

$$\text{Number of Tokens} = \frac{\text{Purchase Amount of SAFT}}{\text{Discount Price}}$$

$$\text{Number of Tokens} = \frac{\$150.00}{\$1.00 \times (1 - 40\%)}$$

$$\text{Number of Tokens} = \frac{\$150.00}{\$1.00 \times 0.6}$$

$$\text{Number of Tokens} = 250 \text{ Tokens}$$

Termination of SAFTs

Each SAFT will expire and terminate upon the earlier of:

1) The issuance of the Tokens pursuant to the SAFT;

2) The payment, or setting aside for payment, of amounts due to applicable Investor upon a Dissolution Event; and

3) March 31, 2019 (the "Deadline Date"), if the Network Launch has not occurred on or prior to such date, provided that the Company may extend the Deadline Date by sixty (60) days, in its sole discretion.

If your SAFT expires at the Deadline Date, you will not receive any Tokens and will lose all of your investment.

Dissolution Event prior to SAFT Termination

If there is a Dissolution Event before the SAFTs expire or terminate, the Company will pay an amount equal to the purchase price of a SAFT (the "Purchase Amount") to the applicable Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase

Amount will be paid prior and in preference to any distribution of the assets of the Company to holders of any outstanding membership interests of the Company by reason of their ownership thereof.

If, immediately prior to the consummation of the Dissolution Event, the assets of the Company that remain legally available for distribution to the Investors in the SAFTs (the "Dissolving Investors") are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the remaining assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive. Any distributed amounts will be in U.S. dollars.

A "Dissolution Event" includes (a) a voluntary termination of operations of the Company, (b) a general assignment for the benefit of the Company's creditors or (c) any other liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

The Tokens

We intend for the Tokens to represent a non-voting interest in the Company that will entitle the holder to a payment stream derived from revenue collected from those who benefit from the specific assets deployed by the Company.

The Parent Company may, after conversion of the SAFTs to Tokens and at such times as determined by Parent Company in its sole discretion, approve the distribution of and distribute Company profits. Such distributions will be made to holders of Tokens pro rata in accordance with their respective percentage interests. Any amounts that the Parent Company determines are reasonably necessary to pay the Company's expenses (including any management fee), fund the Company's investments and create reserves for Company obligations and activities will reduce the amount of cash available for distribution.

In the future, we currently intend to pay to the Token holders approximately 70% of the revenue stream paid to the Company on a monthly basis. The amount and timing of payments to the Token holders may be modified at the sole discretion of the Parent Company.

We intend for each Token to represent a shared ownership interest in "green" assets, goods and services such as solar energy systems, battery storage and energy efficiency programs, and the value of each Token will be measured in watts of solar power, with the value of one Token established as an equal share of the underlying economic, energy and environmental value of the entire asset base equivalent to one watt of solar energy. We believe the benefits of solar energy are sufficiently quantifiable to apply to many other green assets, goods and services.

We intend for the Token to be ERC20 compliant, enabling the secondary market purchase and sale of indecoins through standard exchanges. Through an innovative extension to ERC20, we anticipate that the Token will provide for the payment of distributions in ether within the Ethereum blockchain to the holder of the token without compromising liquidity.

The Tokens are not intended to be or represent an interest in any monetary value, to serve as a medium of exchange, or to otherwise function as currency or as a substitute for currency.

Information and Reporting Rights

Except as set forth below and to the extent required by the Delaware Limited Liability Company Act, Investors will not receive and will not be entitled to information or reports from the Company.

As required by Regulation Crowdfunding, the Company will file an annual report, including financial statements, electronically with the SEC and post the report on its website no later than 120 days after the end of each fiscal year covered by the report. Upon the occurrence of certain events, the Company may stop providing such annual reports to Investors. See "REGULATORY—ANNUAL REPORTS."

Voting Rights

Unlike common equity or any preferred equity that may be issued by the Parent Company or the Company, the SAFTs and the Tokens will not provide any protective provisions, rights to purchase future securities issued by the Company (so-called, "preemptive rights") or voting rights, including the right to elect members of the Board of Directors of the Parent Company or voting on other matters of the Parent Company or the Company. Except in the limited circumstances described above, the SAFTs do not convey any liquidation, information or inspection rights.

Transferability of securities

For one year from the issuance of the SAFTs, the SAFTs or the Tokens may only be resold:

● To the Company;

● To an accredited investor;

● As part of an offering registered with the SEC; or

● To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

We currently do not intend to repurchase any of the SAFTS or the Tokens or to facilitate a registered offering whereby Investors may sell their SAFTs or Tokens.

When issued, the Tokens may also be subject to restrictions on transfer, including if a transfer would have a reasonable likelihood of requiring registration or qualification of the transfer, the Company, the Parent Company or its affiliates or the securities of any of them under applicable U.S. federal, state or foreign securities laws.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D promulgated under the Securities Act, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the SAFTs or Tokens to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning a cohabitant occupying a relationship generally equivalent to that of a spouse), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships.

Documentation

The purchase and sale of the rights shall be on the terms and conditions set forth in the SAFT, which contains certain representations, warranties and covenants of the Company and the Investors. The form of the SAFT is attached to this memorandum.

The Investor must provide to the Company a network address for which to allocate the Investor's Tokens upon the Network Launch.

INDECO

USE OF PROCEEDS

USE OF PROCEEDS

The Company intends to use the net proceeds of this Offering (1) to fund management fee payments to the Parent Company to accomplish the above-listed uses; (2) for the repayment of fees and expenses incurred by the Parent Company and the Company in connection with their formation and this Offering; and/or (3) for certain anticipated fees and expenses related to our proposed Initial Coin Offering.

The following table lists the expected use of proceeds of the Offering if the Minimum Offering Amount ($10,000) and Maximum Offering Amount ($744,000) are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees[1]	Assumed 8%	$800	Assumed 8%	$59,520
Campaign marketing expenses or related reimbursement	2.5%	$250	5%	$37,200
Estimated Attorney Fees	50%	$5,000	1.34%	$10,000
Estimated Accountant Fees	29%	$2,900	0.39%	$2,900
General Marketing	2.5%	$250	10%	$74,400
Anticipated ICO Expenses	2.5%	$250	13.44%	$100,000
Research and Development	2.5%	$250	20%	$148,800
Future Wages	2%	$200	8.18%	$60,822
General Working Capital	1%	$100	33.65%	$250,356
Total[2]	**100%**	**$10,000**	**100%**	**$744,000**

(1) The compensation for services provided by StartEngine Capital is 6%, 8%, 10% or 12% of the total funds raised from US Investors for ACH and wire payments, from US Investors for credit card payments, from international Investors for ACH and wire payments or from international Investors for credit card payments, respectively. We believe 8% represents a good faith estimate of the total amount of compensation to be paid to StartEngine Capital, but the total amount may be higher or lower than 8%.

(2) Total amounts may not be exact due to rounding.

The Company may alter the use of the proceeds in the event (1) any unexpected or unaccounted for fees or expenses are incurred in connection with this Offering or the proposed Initial Coin Offering; (2) costs for marketing or platform development are overestimated or underestimated, and/or (3) the Company identifies a low to moderate risk core business-related investment opportunity that could increase the value of Company as a going concern (including, but not limited to, revenue growth, market-share growth, profitability growth, and consumer utility improvements).

INDECO

REGULATORY INFORMATION

REGULATORY INFORMATION

Offering Updates

Information regarding the progress of the offering appears on the Company's profile page on StartEngine.com.

Annual reports

The Company will file a report electronically with the SEC annually and post the report on its website no later than 120 days after the end of each fiscal year covered by the report. Once posted, the annual report may be found on the Company's website at https://ind.eco/investors.

The Company must continue to comply with ongoing reporting requirements under Regulation Crowdfunding until:

1) The Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

2) The Company has filed at least three annual reports pursuant to Regulation Crowdfunding and has total assets that do not exceed Ten Million Dollars ($10,000,000);

3) The Company has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record;

4) The Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

5) The Company liquidates or dissolves its business in accordance with state law.

Disqualifying Events

No disqualifying events have been recorded with respect to the Company or its officers or directors.

The Company has certified that all of the following statements are TRUE in connection with this Offering:

1) The Company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2) The Company is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934, as amended (15 U.S.C. 78m or 78o(d)) (the "Exchange Act");

3) The Company is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a- 3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4) The Company is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act as a result of a disqualification as specified in § 227.503(a);

5) The Company has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6) The Company has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Compliance failure

Our sole stockholder, David Levine, is also the Chief Executive Officer and majority stockholder of Geostellar, which raised $325,308 pursuant to a Regulation Crowdfunding offering that closed on October 10, 2017. Other than the offering by Geostellar, this Offering is the first offering of securities made by the Company, or any company under common control with the Company, pursuant to Regulation Crowdfunding and none of the Company, Geostellar or any of its predecessors have previously failed to comply with Rule 202 of Regulation Crowdfunding.

INDECO

SUBSCRIPTION PROCEDURES

How to Subscribe

To subscribe for SAFTs, complete and execute the SAFT through the StartEngine Platform. The Company has the sole right, at its complete discretion, to accept or reject any subscription, in whole or in part, for any reason. A subscription is deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the subscriber after the closing on January 12, 2018, or at such other time and place as the Company may designate by notice to the subscribed. Subscriptions need not be accepted in the order received, and the SAFTs may be allocated among subscribers.

Payment for the SAFTs must be received by PrimeTrust, LLC (the "Escrow Agent") from the subscriber by wire transfer of immediately available funds or other means approved by the Escrow Agent prior to January 12, 2018, unless extended by the Company. Upon the closing of the Offering, the Escrow Agent shall release such funds to the Company. The subscriber will receive notice and evidence of the entry of the number of the SAFTs owned by the subscriber reflected on the books and records of the Company, which shall bear a notation that the SAFTs were sold in reliance upon an exemption from registration under the Securities Act.

Platform Compensation

As compensation for the services provided hereunder by StartEngine Capital LLC ("StartEngine Capital"), the Company shall pay to StartEngine Capital at the conclusion of the offering a fee ranging from 6.00% to 12.00% commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash.

Information Regarding Length of Time of Offering

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, Investors will not be able to cancel for any reason, even if they make a commitment during this period. Consequently, the Investors' funds will be released to the Company upon closing of the offering and the Investor will receive securities in exchange for his or her investment.

Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If the Company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, Investors will be given five business days to reconfirm their investment commitment. If Investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting the Target Goal Early and Oversubscriptions

- StartEngine Capital will notify Investors by email when the minimum offering amount has hit 25%, 50% and 100% of the funding goal. If Company hits its goal early, and the offering minimum of 21 days has been met, the Company can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.
- Oversubscriptions: StartEngine Capital requires all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement

requirements (and they do not have the requisite financial statements); or 2) the issuer reaches $1,070,000 in investments. In the event of an oversubscription, Securities will be allocated at the discretion of the Company.

- If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

- If the Company reaches its minimum offering amount prior to the deadline, it may conduct an initial closing of the offering early if it provides notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify Investors when the Company meets its minimum offering amount. Thereafter, the Company may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000. See "INVESTMENT LIMITS."

Multiple Closings

If we reach the Minimum Offering Amount prior to the Offering Deadline, we may conduct the first of multiple closings of the Offering early, if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment).

INDECO

TAX CONSIDERATIONS

CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

Set forth below is a discussion, in summary form, of certain United States federal income tax consequences relating to in investment in a SAFT and the acquisition, ownership and disposition of Tokens issued pursuant to a SAFT. This summary does not attempt to present all aspects of the United States federal income tax laws or any state, local or foreign laws that may affect an investment in a SAFT or in Tokens. In particular, foreign investors, financial institutions, insurance companies, tax-exempt entities, investors subject to the alternative minimum tax and other investors of special status must consult with their own professional tax advisors regarding a prospective investment in the Fund. This summary is by nature general in nature and should not be construed as tax advice to any prospective investor. No ruling has been or will be requested from the Internal Revenue Service (the "IRS") and no assurance can be given that the IRS will agree with the tax consequences described in this summary. The following discussion assumes that each prospective Investor will acquire Tokens as a capital asset (generally, property held for investment).

This description is based on the U.S. Internal Revenue Code of 1986, as amended, (the "Code"), existing, proposed and temporary U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as available on the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion is limited to prospective investors who are "United States Persons" within the meaning of the Code.

Each prospective Investor should consult with its own tax adviser in order to fully understand the United States federal, state, local and foreign income tax consequences of an investment in a SAFT or in Tokens. No formal or legal tax advice is hereby given to any prospective Investor.

Transactions involving a SAFT and similar instruments, as well as Initial Coin Offerings ("ICOs") and Token transactions, are relatively new and it is more than likely that the IRS will issue guidance, possibly with retroactive effect, impacting the taxation of investors in a SAFT, participants in an ICO, and holders of Tokens. Future tax guidance from the IRS (or guidance resulting from future judicial decisions) could negatively impact investors in the SAFT and holders of Tokens.

Tax Treatment of SAFT

The Company intends to treat the execution of the SAFT as a forward contract for the purchase of Tokens, and to treat the Tokens as membership interests in the Company, to be delivered to an Investor upon Network Launch, as more fully described in the SAFT. The SAFT will not constitute either an equity or debt interest in the Company.

Treatment of Token Sale

Upon Network Launch, the Company shall issue Tokens to each holder of a SAFT pursuant to the terms of the applicable SAFT. The issuance of Tokens to an investor under a SAFT will be treated as the delivery of a membership interest in the Company to the investor. An investor should not be taxed upon the acquisition of Tokens pursuant to the SAFT. An investor should generally have a tax basis for U.S. federal income tax purposes in the Tokens it acquires from the Company equal to the amount of money such investor advanced under the SAFT. The investor's holding period in the Tokens should begin on the day the Tokens are issued to the investor.

U.S. Federal Income Tax Consequences—In General

It is intended that the Company will be treated as a partnership and not as an association taxable as a corporation for U.S. federal income tax purposes. Under Treasury regulations ("Regulations"), a U.S. non-corporate entity such as the Company is classified as a partnership for U.S. federal income tax purposes, unless it elects to be classified as an association taxable as a corporation. The Company has not elected, and will not elect, to be classified as an association taxable as a corporation.

An entity that is otherwise classified as a partnership may be treated as a corporation if it is a "publicly traded partnership" ("PTP"). A PTP is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. Regulations issued under Code Section 7704 provide safe harbors under which the interests in a partnership will not be considered readily tradable on a secondary market (or its substantial equivalent). The Company cannot predict whether it will qualify for one or more exemptions from treatment as a corporation under the PTP rules. Therefore there is a risk that the Company may become a PTP that will be taxed as a corporation.

The discussion below assumes that the Company will be taxed as a partnership for U.S. federal income tax purposes.

The Company will not pay U.S. federal income tax. Instead, each partner (including each owner of a Token) will be required to report on its U.S. federal income tax return its distributive share of the Company's income or gain, whether or not it receives any actual distribution of money or property from the Company during the taxable year. Accordingly, a partner's U.S. federal and state income tax liability related to the Company could exceed amounts distributed by the Company to such partner in a particular year (creating "phantom income").

Income, gains, losses, deductions and credits from the Company will be allocated among the partners for U.S. federal income tax purposes in accordance with the operating agreement of the Company. Such allocations are intended to conform to existing Regulations under the Code.

A partner must treat the Company items in a manner consistent with the Company's treatment of those items, unless the partner notifies the Internal Revenue Service of inconsistent treatment. Information necessary for the partners to prepare their annual tax returns will be furnished by the Company after the close of the Company's taxable year.

Audits

The tax treatment of the Company-related items is currently determined at the Company level rather than at the partner level. The Parent Company will be appointed as "tax matters partner" with the authority to determine the Company's response to an audit, except that the Parent Company does not have the authority to settle tax controversies on behalf of any partner who files a statement with the Internal Revenue Service stating that the tax matters partner has no authority to settle the Company's tax controversies on such partner's behalf. The limitations period for assessment of deficiencies and claims for refunds with respect to items related to the Company is generally three years after the Company's return is filed for the taxable year in question. The tax matters partner has the authority to, and may, extend such period with respect to all partners. If an audit results in an adjustment, all partners may be required to pay additional taxes, interest and possibly penalties and may themselves also be subject to audits. There can be no assurance that the Company's or a partner's tax return will not be audited by the Internal Revenue Service or that no adjustments to such returns will be made as a result of such an audit.

New partnership audit rules will apply for the Company's taxable years beginning after December 31, 2017. Under these new rules, the Company (rather than the partners) will generally be required to pay any imputed underpayments, including interest and penalties, resulting from an adjustment to the Company's items of income, gain, loss, deduction or credit, or an adjustment to the allocation of such items among the partners. Such imputed underpayments will be based on the highest individual or corporate income tax rate in effect for the year being audited, unless the Company is able to establish that the underpayment is allocable to a tax-exempt partner or would have otherwise been taxed at a lower rate. In some cases, the Company may be required to pay an imputed underpayment with respect to items of taxable income on which a partner has previously paid tax. The Company will treat any imputed underpayments as a deemed distribution to the partner to which such imputed underpayment is allocable. As an alternative to paying the imputed underpayment, the Company may elect to cause each partner to take into account its share of any adjustment; however, in that case, the partners would be subject to a higher rate of interest with respect to any underpayment than would have applied if the Company were subject to the underpayment. Under the new audit rules, the tax matters partner will be appointed the Company's "partnership representative" with the authority to determine the Company's response to an audit and to make all related decisions and elections. Any actions taken by the tax matters partner as the Company's partnership representative would be binding on both the Company and the partners. The Internal Revenue Service will not be required to provide notice of any audit or proceeding to any other partner. Depending on the number and composition of the Company's partners, the Company may be able to elect out of these new audit rules on an annual basis starting with its 2018 taxable year. However, it is unclear whether the Company will be eligible to elect out of these new audit rules, or if the Company would elect out of these new audit rules for any taxable year if it were eligible to do so. The application of certain aspects of these new partnership audit rules is unclear because regulations interpreting and implementing the rules have not yet been finalized. As a result, potential investors are encouraged to consult with their tax advisors regarding the possible implications of the new partnership audit rules on an investment in the Company.

Disposition of Tokens

An investor who sells, exchanges, or otherwise disposes of the Tokens for cash or other property (including pursuant to an exchange of such Tokens for convertible virtual currency) should recognize capital gain or loss in an amount equal to the difference between the fair market value of the property received in exchange for such Tokens and the investor's adjusted tax basis in the Tokens. This capital gain may be long-term if the investor has held its Tokens for more than one year prior to disposition.

Treatment of Conversion of SAFT upon failure of Network Launch

In the event of a Network Launch failure, the Company may wind up its operations and distribute its assets to investors, including holders of SAFTs, as more fully set forth in the SAFT. An investor who receives Company assets in exchange for its rights under the SAFT generally should recognize taxable gain or loss in an amount equal to the difference between the fair market value of the assets the investor receives and its adjusted tax basis in its SAFT (which will generally equal the amount of cash it advanced under the SAFT).

EACH INVESTOR SHOULD SEEK, AND MUST DEPEND UPON, THE ADVICE OF HIS OR HER TAX ADVISOR WITH RESPECT TO THEIR INVESTMENT, AND EACH INVESTOR IS RESPONSIBLE FOR THE FEES OF SUCH ADVISOR. NOTHING IN THIS MEMORANDUM IS OR SHOULD BE CONSTRUED AS LEGAL OR TAX ADVICE TO AN INVESTOR. INVESTORS SHOULD BE AWARE THAT THE INTERNAL REVENUE SERVICE MAY NOT AGREE WITH ALL TAX POSITIONS TAKEN BY THE COMPANY AND THAT CHANGES TO THE INTERNAL REVENUE CODE OR THE REGULATIONS OR RULINGS THEREUNDER OR COURT DECISIONS AFTER THE DATE OF THIS MEMORANDUM MAY CHANGE THE ANTICIPATED

TAX TREATMENT TO AN INVESTOR. THE COMPANY WILL NOT OBTAIN ANY RULING FROM THE INTERNAL REVENUE SERVICE WITH REGARD TO THE TAX CONSEQUENCES OF AN INVESTMENT IN THE SAFTS OR TOKENS.

PROSPECTIVE INVESTORS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS MEMORANDUM IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY INVESTORS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH INVESTORS UNDER THE CODE; (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF INVESTMENTS IN THE COMPANY; AND (C) PROSPECTIVE INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

THE TAX TREATMENT OF THE SAFT, THE PURCHASE RIGHTS CONTAINED THEREIN AND THE TOKEN DISTRIBUTION IS UNCERTAIN AND THERE MAY BE ADVERSE TAX CONSEQUENCES FOR INVESTORS UPON CERTAIN FUTURE EVENTS. AN INVESTMENT PURSUANT TO THE SAFT AND THE PURCHASE OF TOKENS PURSUANT THERETO MAY RESULT IN ADVERSE TAX CONSEQUENCES TO INVESTORS, INCLUDING WITHHOLDING TAXES, INCOME TAXES AND TAX REPORTING REQUIREMENTS. EACH INVESTOR SHOULD CONSULT WITH AND MUST RELY UPON THE ADVICE OF ITS OWN PROFESSIONAL TAX ADVISORS WITH RESPECT TO THE UNITED STATES AND NON-TAX TREATMENT OF AN INVESTMENT IN THE SAFT AND THE RIGHTS CONTAINED THEREIN.

INDECO

FINANCIAL CONDITION

FINANCIAL CONDITION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Annex 2.

Operations

The Company was formed on November 3, 2017 and is currently pre-revenue. Since inception, the Company has accrued two main categories of expense in the following areas (1) product development and (2) administrative expenses.

The Company expects to achieve profitability over the next five years by executing its business plan. We intend to hire software engineers to develop our network and platform, a marketing team to attract suppliers and customers, business development executives to develop distribution channels and partnerships, operations teams to work with suppliers and fulfill on projects and a legal and finance team to maintain compliance in the issuance of tokens and to ensure the proper distribution of dividends.

The first key milestone, after this Regulation Crowdfunding offering and a potential Regulation D offering, is an anticipated Initial Coin Offering under Regulation A+. With these funds from an Initial Coin Offering, we intend to develop solar energy generation, battery storage and energy efficiency projects that we believe can earn high-margin subscription revenue. By focusing initially on community solar in areas with high utility rates and strong incentives, we believe each individual project can be cash flow positive in three to five years.

To generate strong enough cash flow to support our operations, our primary focus will be the rapid deployment of solar projects. We intend to recruit suppliers with strong knowledge of local permitting rules and expertise in design and construction. Once the projects are operational, we intend to develop distribution networks to attract customers and gain a strong base of revenue.

Liquidity and Capital Resources

The proceeds from this offering will allow the Company to begin developing the Network. The Company will need additional capital to complete Network development and begin hiring personnel to build a network of suppliers and distributors and then to procure equipment and labor and develop energy generation, storage and efficiency projects. The Company's ability to continue as a going concern will depend on its ability to raise additional capital in one or more offerings of SAFTs and Tokens and ultimately its ability to commence profitable operations and achieve positive cash flows. Even after the Company has begun operations, it expects that periodic offerings of SAFTs and Tokens will be necessary to build or acquire additional assets for the foreseeable future. The Company may not be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of its planned development, which would be detrimental to the Company's business, financial condition and operating results.

The Company has no sources of capital other than the offerings described in the preceding paragraph.

Capital Expenditures

The Company expects to make capital expenditures as it finances various projects.

Material Changes and Other Information

None.

Trends and Uncertainties

After reviewing this Form C, potential Investors should consider whether the achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delay in taking the steps outlined above.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Annex 2.

INDECO

Below is a transcription of the Company's promotional video provided on the Intermediary Platform in connection with the Offering:

We are Indeco

Individual
Ecologys
Indivisible
Economy
Independent
Ecosystem

INDECOIN

It's the cryptocurrency that fuels a cleaner economy, bringing positive environmental, social and economic change to communities around the world and right here at home.

Here are just a few of the ways indecoin is unique.

Stability. Each indecoin derives its value from a single watt of solar power capacity, based on the amount of energy that can be generated, the value of that energy in the local market and the environmental benefits compared to legacy sources of energy.

Growth. Indecoins represent the **shared ownership** in **revenue-generating** solar energy, battery storage and energy efficiency projects. As revenue is collected, indecoin holders will be paid **dividends** directly through their tokens.

Freedom. The Indeco platform will **free us from fossil fuels** by providing an open, transparent and efficient marketplace for technologies such as **solar panels, batteries, microgrids, electric vehicles and smart dwelling sensors** and controls.

Joy The same clean energy technologies that can save us from the devastating effects of climate change can also improve our **quality of life**. By investing in our future, we can develop healthy, productive and joyful communities around the globe and right here at home.

Now you can see why we call indecoin the #woketoken.

Reserve your indecoins today. Simply type ind.eco into your browser window to join Indeco, the Independent Ecosystem.

INDECO

OFFERING PAGE

Please see enclosed with this SEC filing of this Form C a copy of the Company's offering page to be made available on the Intermediary Platform.

INDECO

ADDITIONAL INFORMATION

ADDITIONAL INFORMATION

Each prospective Investor is encouraged to ask questions of and receive answers from the Company concerning the terms and conditions of this Offering, the proposed activities of the Company and all matters relating to any of the foregoing. Further, the Company will obtain and make available additional information, to the extent requested by such prospective Investor and to the extent such information is possessed or can be acquired without unreasonable effort or expense. Questions or requests for additional information regarding this Offering should be directed through the StartEngine.com platform to INDECO, LLC at www.startengine.com/indeco.

ANNEX 1

FORM OF SAFT

(*See Attached*)

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

THERE IS NO ASSURANCE THAT THE OFFER, SALE OR PURCHASE OF ANY SAFT OR TOKENS WILL BE DEEMED "COMPLIANT" BY ANY REGULATORY AUTHORITY. PROSPECTIVE PARTIES TO A SAFT SHOULD NOT CONSTRUE THE SAFT OR ANY OTHER ATTENDANT COMMUNICATIONS AS LEGAL, INVESTMENT, TAX, REGULATORY, FINANCIAL, ACCOUNTING OR OTHER ADVICE. PRIOR TO OFFERING, SELLING OR PURCHASING THE SAFT OR ANY TOKENS, YOU SHOULD CAREFULLY REVIEW ANY RISK FACTORS THAT ARE PROVIDED AND CONSULT WITH YOUR OWN LEGAL, INVESTMENT, TAX, ACCOUNTING, AND OTHER ADVISORS TO DETERMINE THE POTENTIAL BENEFITS, BURDENS, RISKS, AND OTHER CONSEQUENCES OF SUCH TRANSACTION. THE TAX TREATMENT OF THE SAFT, THE PURCHASE RIGHTS CONTAINED THEREIN AND ANY TOKEN DISTRIBUTION IS UNCERTAIN. THERE MAY BE ADVERSE TAX CONSEQUENCES FOR INVESTORS UPON CERTAIN FUTURE EVENTS. AN INVESTMENT PURSUANT TO THE SAFT AND THE PURCHASE OF TOKENS PURSUANT THERETO MAY RESULT IN ADVERSE TAX CONSEQUENCES TO INVESTORS OR ISSUERS, INCLUDING WITHHOLDING TAXES, INCOME TAXES, SALES OR USE TAXES, AND TAX REPORTING REQUIREMENTS. EACH ISSUER OR INVESTOR SHOULD CONSULT WITH AND MUST RELY UPON THE ADVICE OF ITS OWN PROFESSIONAL TAX ADVISORS WITH RESPECT TO THE UNITED STATES AND NON-TAX TREATMENT OF AN INVESTMENT IN THE SAFT AND THE RIGHTS CONTAINED THEREIN.

INDECOIN, a product of **INDECO**

SAFT
(Simple Agreement for Future Tokens)

THIS CERTIFIES THAT in exchange for the payment by the undersigned purchaser (the "***Purchaser***") of [$__________] (the "***Purchase Amount***") on or about [Date], Indeco, LLC, a Delaware limited liability company (the "**Company**"), hereby issues to the Purchaser the right (the "***Right***") to certain units of indecoin (the "***Token***" or "***indecoin***"), subject to the terms set forth below.

This offering is made pursuant to the Form C dated November 9, 2017[, as amended on DATE] (the "***Form C***"). The Purchaser further understands that the offering is being made pursuant to Section 4(a)(6) of the Act and Regulation Crowdfunding under the Act ("***Regulation Crowdfunding***") and without registration of the securities offered hereby under the Act.

1. *Events*

(a) **Network Launch**. If there is a Network Launch before the expiration or termination of this instrument, the Company will automatically issue to the Purchaser a number of Tokens equal to the Purchase Amount divided by the Discount Price.

1

In connection with and prior to the issuance of Tokens by the Company to the Purchaser pursuant to this Section 1(a):

> (i) The Purchaser will execute and deliver to the Company any and all other transaction documents related to this SAFT, including, if applicable, verification of accredited investor status or non-U.S. person status under the applicable securities laws; and

> (ii) The Purchaser will provide to the Company a network address for which to allocate Purchaser's Tokens upon the Network Launch.

(b) **Dissolution Event**. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Purchaser immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any distribution of the assets of the Company to holders of any outstanding membership interests of the Company by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company that remain legally available for distribution to the Purchaser and all holders of all other SAFTs (the "*Dissolving Purchasers*") are insufficient to permit the payment to the Dissolving Purchasers of their respective Purchase Amounts, then the remaining assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Purchasers in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(b). Any distributed amounts shall be in U.S. Dollars.

(c) **Termination**. This instrument will expire and terminate upon the earlier of (i) the issuance of Tokens to the Purchaser pursuant to Section 1(a); (ii) the payment, or setting aside for payment, of amounts due the Purchaser pursuant to Section 1(b); and (iii) March 31, 2019 (the "*Deadline Date*"), if the Network Launch has not occurred as of such date; provided that, the Company shall have the right to extend the Deadline Date by sixty (60) days, in its sole discretion.

(d) **Fractional Tokens**. The Company shall not be required to issue or cause to be issued fractional Tokens on the conversion of this instrument. If any fraction of a Token would, except for the provisions of this Section 1(d), be issuable upon the conversion of this instrument, the number of Tokens to be issued will be (1) rounded up to the nearest whole Token for fractional amounts equal to or greater than 0.5 and (2) rounded down to the nearest whole Token for fractional amounts less than 0.5. The Purchase Amounts of all SAFTs owned by the same Purchaser shall be aggregated for the purposes of determining whether any fractional Tokens would be issuable to such Purchaser.

2. *Definitions*

"*Discount Price*" means the minimum price per Token sold by the Company to the public during the Network Launch multiplied by the Discount Rate.

"*Discount Rate*" means (1 - 40%).

"*Dissolution Event*" means (i) a voluntary termination of operations of the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

"***Network Launch***" means a *bona fide* transaction or series of transactions, pursuant to which the Company will sell the Tokens to the general public in a publicized product launch.

"***SAFT***" means an agreement containing a future right to Tokens purchased by Purchasers, similar in form and content to this agreement, where a significant portion of the amount raised under the SAFTs will be used to fund the Company's development of a decentralized blockchain-based computer network (the "***Network***") that distributes subscription revenue generated from the use or consumption of shared assets.

4. *Company Representations*

(a) The Company is a limited liability company duly formed, validly existing and in good standing under the laws of Delaware, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when Tokens are to be issued to the Purchaser, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current limited liability company agreement, (ii) any material statute, rule or regulation applicable to the Company, or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) To the knowledge of the Company, the performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; and (ii) any qualifications or filings under applicable securities laws.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without an infringement of the rights of others.

(f) THE COMPANY MAKES NO WARRANTY WHATSOEVER WITH RESPECT TO THE TOKENS, INCLUDING ANY (i) WARRANTY OF MERCHANTABILITY; (ii) WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE; (c) WARRANTY OF TITLE; OR (iii) WARRANTY AGAINST INFRINGEMENT OF INTELLECTUAL PROPERTY RIGHTS OF A THIRD PARTY; WHETHER ARISING BY LAW, COURSE OF DEALING, COURSE OF PERFORMANCE, USAGE OF TRADE, OR OTHERWISE. EXCEPT AS EXPRESSLY SET FORTH HEREIN,

PURCHASER ACKNOWLEDGES THAT IT HAS NOT RELIED UPON ANY REPRESENTATION OR WARRANTY MADE BY THE COMPANY, OR ANY OTHER PERSON ON THE COMPANY'S BEHALF

5. *Purchaser Representations*

(a) The Purchaser has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes valid and binding obligation of the Purchaser, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Purchaser has been advised that this instrument is a security and that the offers and sales of this instrument have not been registered under any country's securities laws and, therefore, cannot be resold except in compliance with the applicable country's laws. The Purchaser is purchasing this instrument for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same. The Purchaser has such knowledge and experience in financial and business matters that the Purchaser is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Purchaser's financial condition and is able to bear the economic risk of such investment for an indefinite period of time. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, THE PURCHASER ASSUMES ALL RISK AND LIABILITY FOR THE RESULTS OBTAINED BY THE USE OF ANY TOKENS AND REGARDLESS OF ANY ORAL OR WRITTEN STATEMENTS MADE BY THE COMPANY, BY WAY OF TECHNICAL ADVICE OR OTHERWISE, RELATED TO THE USE OF THE TOKENS.

(c) The Purchaser enters into this SAFT with the predominant expectation that he, she or it, as the case may be, will profit upon the successful development and Network Launch arising from the efforts of the Company and its employees to develop and market the Network and the Network Launch and related sale of the Tokens.

(d) The Purchaser agrees that during the one-year period beginning on the date of this SAFT, it shall not transfer the SAFT or the Tokens except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Act;

(iii) As part of an offering registered with the SEC; or

(iv) To a member of the Purchaser's family or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstance.

(e) The Purchaser represents that:

(i) if the Purchaser's net worth or annual income is less than $107,000, the amount it is investing pursuant to this SAFT, together with all other amounts invested in offerings under Section 4(a)(6) of the Act during the previous 12 months, does not exceed the greater of (A) 5% of the lesser of its annual income or net worth, or (B) $2,200; or

(ii) If both of the Purchaser's net worth and annual income are equal to or more than $107,000, the amount it is investing pursuant to this SAFT, together with all other amounts invested in offerings under Section 4(a)(6) of the Act during the previous 12 months, does not exceed 10% of the lower of its annual income or net worth and does not exceed $107,000.

(f) The Purchaser understands and accepts that the purchase of this SAFT and the Tokens involves various risks, including the risks outlined in the Form C. The Purchaser represents that it is able to bear any and all loss associated with an investment in this SAFT and the Tokens. The Purchaser confirms that it is not relying and will not rely on any communication (written or oral) of the Company, StartEngine Capital LLC ("*StartEngine*"), or any of their respective affiliates, as investment advice or as a recommendation to purchase this SAFT or the Tokens. It is understood that information and explanations related to the terms and conditions of this SAFT and the Tokens provided in the Form C or otherwise by the Company, StartEngine or any of their respective affiliates shall not be considered investment advice or a recommendation with respect to this SAFT or the Tokens, and that neither the Company, StartEngine nor any of their respective affiliates is acting or has acted as an advisor to the Purchaser in deciding to invest. The Purchaser acknowledges that neither the Company, StartEngine nor any of their respective affiliates have made any representation regarding the proper characterization of the rights hereunder or the Tokens for purposes of determining the Purchaser's authority or suitability to invest in this SAFT or the Tokens. The Purchaser is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The Purchaser has had access to such information concerning the Company, this SAFT and the Tokens as it deems necessary to enable it to make an informed investment decision concerning this SAFT and the Tokens.

(g) The Purchaser understands that Purchaser bears sole responsibility for any taxes as a result of the matters and transactions the subject of this instrument, and any future acquisition, ownership, use, sale or other disposition of this SAFT or the Tokens held by the Purchaser. To the extent permitted by law, the Purchaser agrees to indemnify, defend and hold the Company or any of its affiliates, employees, owners or agents (including developers, auditors, contractors or founders) harmless for any claim, liability, assessment or penalty with respect to any taxes (other than any net income taxes of the Company or its owners that result from the issuance of Tokens to the Purchaser pursuant this instrument) associated with or arising from the Purchaser's purchase of this SAFT or the Tokens, or the use or ownership of this SAFT or the Tokens.

6. *Procedures for Purchase of Rights and Valuation of Purchase Amount*.

(a)   The Company will accept payment for the Right purchased under this SAFT in U.S Dollars. Purchaser shall make the required payment to the Company in consideration for Purchaser's purchase of the Right pursuant to the SAFT by wire transfer on the effective date.

(b)   For purposes of this instrument, the value of the Purchase Amount shall be deemed in U.S. Dollars, valued at the Applicable Exchange Rate for U.S. Dollars. The term "*Applicable Exchange Rate*" shall mean the volume-weighted average daily price of U.S. Dollars across exchanges in the 24-hour period (Eastern time) following the day and time that the Company notifies the Purchaser, in writing, that the Company has accepted the Purchaser's offer to purchase the Right under this SAFT.

7. *Miscellaneous*

(a) This instrument sets forth the entire agreement and understanding of the parties relating to the subject matter herein and supersedes all prior or contemporaneous disclosures, discussions, understandings and agreements, whether oral of written, between them. This instrument is one of a series of similar instruments entered into by the Company from time to time. Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the holders of a majority, in the aggregate, of the Purchase Amounts paid to the Company with respect to all SAFTs outstanding at the time of such amendment, waiver or modification.

(b) Any notice required or permitted by this instrument will be deemed sufficient when sent by email to the relevant address listed on the signature page, as subsequently modified by written notice received by the appropriate party.

(c) The Purchaser is not entitled, as a holder of this instrument, to vote or receive dividends or distributions or be deemed the holder of any membership interests of the Company for any purpose, nor will anything contained herein be construed to confer on the Purchaser, as such, any of the rights of a member of the Company or any right to vote for the election of directors or upon any matter submitted to members at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

(d) The Purchaser agrees to take the position that this agreement constitutes a forward agreement to purchase membership interests in the Company for U.S. federal, state and local income and franchise tax purposes, and the Purchaser covenants that it will take no action inconsistent with that position unless required by law.

(e) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Purchaser to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Purchaser, including, without limitation, any general partner, managing member, officer or director of the Purchaser, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Purchaser; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Purchaser, in connection with a reincorporation to change the Company's domicile.

(f) In the event any one or more of the provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this instrument operate or would prospectively operate to invalidate this instrument, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this instrument and the remaining provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g) All rights and obligations hereunder will be governed by the laws of Delaware, without regard to the conflicts of law provisions of such jurisdiction. THE PURCHASER IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS INSTRUMENT. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the SAFT or the Tokens by the Purchaser ("*Proceedings*"), the Purchaser irrevocably submits to the jurisdiction of the federal or state courts located in the

Delaware which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

[*Signature page follows*]

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INDECO, LLC

By: Applied Philosophy Lab, P.B.C.
Its sole member

By: _____
Name:
Title:

Email:

PURCHASER

By: _____
Name:
Title:

Email:

FINANCIAL INFORMATION

(*See Attached*)

Indeco, LLC
Delaware Limited Liability Company

Financial Statements and Independent Auditor's Report
November 3, 2017 (inception)

INDECO, LLC

TABLE OF CONTENTS



To the Board of Directors
Indeco, LLC
Dover, Delaware

INDEPENDENT AUDITOR'S REPORT

Report on the Financial Statements

We have audited the accompanying balance sheet of Indeco, LLC (the "Company") as of November 3, 2017 and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Indeco, LLC as of November 3, 2017, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statement, the Company has not yet commenced planned principal operations and has not generated revenues or profits since inception. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statement does not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
November 7, 2017

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

INDECO, LLC
BALANCE SHEET
As of November 3, 2017 (inception)

ASSETS
Current Assets:
    Cash and cash equivalents $ -
      Total Current Assets   -

TOTAL ASSETS $ -

LIABILITIES AND MEMBERS' EQUITY

Liabilities $ -

Members' Equity   -

TOTAL LIABILITIES AND MEMBERS' EQUITY $ -

See accompanying Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

-3-

INDECO, LLC
NOTES TO FINANCIAL STATEMENTS
As of November 3, 2017 (inception)

NOTE 1: NATURE OF OPERATIONS

Indeco, LLC (the "Company") is a limited liability company organized November 3, 2017 under the laws of Delaware. The Company was formed to issue a cryptocurrency token to develop smart city infrastructure, including solar energy, battery storage and smart controls.

As of November 3, 2017, the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of the balance sheet in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members' equity upon the completion of an offering or to expense if the offering is not completed.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. No revenue has been earned or recognized as of November 3, 2017.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The

INDECO, LLC
NOTES TO FINANCIAL STATEMENTS
As of November 3, 2017 (inception)

Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues as of November 3, 2017. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: MEMBERS' EQUITY

Company is 100% owned by its parent as of November 3, 2017. The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, "*Revenue from Contracts with Customers*" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We expect to complete our evaluation in the second half of 2017 and intend to adopt the new standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, "*Leases*" (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In April 2015, the FASB issued ASU 2015-05, "Customer's Accounting for Fees Paid in a Cloud Computing Arrangement" (Topic 350). This ASU provides additional guidance for software licenses within a cloud computing arrangement. Under ASU 2015-05, if a cloud computing arrangement contains a software license, customers should account for the license element of the arrangement in a manner consistent with the acquisition of other software licenses. If the arrangement does not contain a software license, customers should account for the arrangement as a service contract. We adopted the provisions of ASU 2015-05 in the first quarter of 2016 without a material impact on our financial position, results of operations or cash flows.

In April 2015, the FASB issued ASU 2015-03, "Interest - Imputation of Interest: Simplifying the Presentation of Debt Issuance Costs" (Topic 835-30). This ASU requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the related debt's carrying value, which is consistent with the presentation of debt discounts. In June 2015, the FASB issued ASU 2015-15, "Interest - Imputation of Interest: Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements". This ASU adds further clarity to ASU 2015-03 for debt issuance costs related to line-of-credit-arrangements. We adopted the provisions of ASU 2015-03 and ASU 2015-15 in the first quarter of 2016 without a material impact on our financial position, results of operations or cash flows.

In March 2016, the FASB issued ASU 2016-09, "Improvements to Employee Share-Based Payment Accounting" (Topic 718). This ASU is intended to simplify various aspects of the accounting for employee share-based payment transactions, including accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. The guidance in ASU 2016-09 is required for annual reporting periods beginning after December 15, 2016, with early adoption permitted. We adopted the provisions of ASU 2016-09 in the second quarter of 2016 with retrospective application beginning January 1, 2016. The adoption did not have an impact on our financial position, results of operations or cash flows.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows" (Topic 230). This ASU is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2017. We do not believe the adoption of ASU 2016-15 will have a material impact on our financial position, results of operations or cash flows.

In June 2014, the FASB issued Accounting Standards Update (ASU) 2014-10 which eliminated the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and stockholders' equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development

INDECO, LLC
NOTES TO FINANCIAL STATEMENTS
As of November 3, 2017 (inception)

stage entity that in prior years it had been in the development stage. This ASU is effective for annual reporting periods beginning after December 15, 2014, and interim periods beginning after December 15, 2015. Early application is permitted for any annual reporting period or interim period for which the entity's financial statements have not yet been issued. Upon adoption, entities will no longer present or disclose any information required by Topic 915. The Company has early adopted the new standard effective immediately.

In August 2014, the FASB issued ASU 2014-15 on "Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern". Currently, there is no guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern or to provide related footnote disclosures. The amendments in this update provide such guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term *substantial doubt,* (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for public and nonpublic entities for annual periods ending after December 15, 2016. Early adoption is permitted. The Company has not elected to early adopt this pronouncement.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 6: SUBSEQUENT EVENTS

Management has evaluated all subsequent events through November 7, 2017, the date the financial statements were available to be issued. There are no additional material events requiring disclosure or adjustment to the financial statements.